FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 17, 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

    Annual Results
      For the year ended 31 December 2022

natwestgroup.com
NatWest Group plc
2022 NatWest Group performance summary
Chief Executive, Alison Rose, commented:

“NatWest Group delivered a strong performance in 2022, with pre-tax profit up more than a third to £5.1 billion. We made considerable progress against our strategic goals, maintained a well-balanced loan book and distributed significant capital to our shareholders, including the UK Government.

Despite not yet seeing significant signs of financial distress among our customers, we are acutely aware that many people and businesses are struggling right now and that many more are worried about what the future holds. Our robust balance sheet, responsible lending and continued capital generation allow us to proactively support those who need it, whilst helping others to get ahead of the challenges to come.

As well as supporting our customers, this financial strength also allows us to continue investing in our business to meet the changing needs of our customers. By building long term relevance, trust and value through our purpose-led strategy, we will deliver sustainable returns and, ultimately, help to drive economic growth across the UK.”

Strong financial performance and delivery against our targets

-	Full year attributable profit of £3,340 million and a return on tangible equity of 12.3%.
-	Excluding notable items, income increased by £2,877 million, or 28.3%, compared with 2021 principally reflecting volume growth, higher trading income and the improved rate environment.
-	Bank NIM of 2.85% was 55 basis points higher than 2021. Q4 2022 Bank NIM increased by 21 basis points to 3.20% compared with Q3 2022.
-
Total operating expenses were £71 million lower than 2021. Other operating expenses for the Go-forward group(1) were £201 million, or 2.9%, lower than 2021, in line with our cost reduction target of around 3%.

-
A net impairment charge of £337 million, or 9 basis points of gross customer loans, principally reflects the latest macro-economics, including updated scenarios and their associated weighting, with more weight being placed on the downside scenario. Underlying book performance remains strong, with credit conditions remaining benign and levels of default remaining low.

-
The tax charge for the year includes a £267 million credit in the carrying value of the deferred tax asset in respect of tax losses and a credit of £135 million in respect of an inflationary uplift in the value of UK Government Index Linked Gilt assets that is not subject to corporation tax.

-
A final dividend of 10 pence per share is proposed, and we intend to commence an ordinary share buyback programme of up to £800 million in the first half of 2023, taking total distributions deducted from capital in the year to £5.1 billion, or 53 pence per share.

Robust balance sheet with strong capital and liquidity levels

  -
Net lending increased by £7.3 billion to £366.3 billion during 2022 primarily reflecting £14.4 billion of growth in Retail Banking mortgages, with gross new mortgage lending of £41.4 billion, and a £5.7 billion increase in Commercial & Institutional, partially offset by a £14.6 billion reduction in Central items & other, which included a £6.4 billion decrease as we continued our exit from the Republic of Ireland.
  -
Customer deposits decreased by £29.5 billion during 2022 to £450.3 billion, principally reflecting a £14.2 billion reduction in Commercial & Institutional due to an overall market liquidity contraction in the second half of the year and reductions in Corporate and Institutions, particularly non-operational accounts in Financial Institutions and professional services with relatively low margin and funding value, and a £12.2 billion reduction associated with our withdrawal from the Republic of Ireland.
  -
The liquidity coverage ratio (LCR) of 145%, representing £52.0 billion headroom above 100% minimum requirement, decreased by 27 percentage points compared with 2021. Total wholesale funding decreased by £2.3 billion in the year to £74.4 billion.
  -
The CET1 ratio of 14.2% was 170 basis points lower than the position on 1 January 2022 principally reflecting distributions and linked pension accruals of c.310 basis points partially offset by the attributable profit, c.190 basis points.
  -
RWAs of £176.1 billion were £0.2 billion lower than 1 January 2022 as lending growth and model changes were offset by a £5.7 billion reduction in the Republic of Ireland.

(1)	Go-forward group excludes Ulster Bank RoI and discontinued operations.

2022 NatWest Group performance summary continued

Our purpose in action

We champion potential, helping people, families, and businesses to thrive. By working to benefit our customers, colleagues, and communities, we will deliver long-term value and drive sustainable returns to our shareholders. Some key achievements in 2022 include:

People and families

  -
We carried out c.0.7 million financial health checks in 2022 and launched our credit score feature in our mobile app to help customers understand their credit score.
  -
Together with footballer and campaigner, Marcus Rashford MBE, and the National Youth Agency we launched NatWest Thrive, which aims to help young people build their confidence with money.
  -
MoneySense has helped over 1.1 million young people learn about money and our CareerSense programme reached over 16,000 young people in 2022.
  -
In Retail Banking, we have completed £2.9 billion of Green Mortgages(1), which incentivise customers purchasing, porting or re-mortgaging a property with an EPC rating of A or B, since they were launched in Q4 2020, including £826 million in Q4 2022.

Businesses

  -
We provided £24.5 billion of climate and sustainable funding and financing during 2022, bringing the cumulative contribution to £32.6 billion against our target to provide £100 billion between 1 July 2021 and the end of 2025.
  -
We announced a £1.25 billion lending package for the UK farming community and our c.40,000 agriculture customers within it, building on an earlier set of measures, such as capital repayment holidays and increased overdraft limits.
  -
To support SME customers, Business Current Accounts remain available without a minimum charge, and we froze the standard published tariffs on these accounts for 12 months. We also offered free card machine hire on our payment service, Tyl, for new customers.
  -
As part of our support for female entrepreneurs, we launched the 100 Female Entrepreneurs to Watch with The Telegraph to highlight some of the UK’s most exciting female-led businesses. We also collaborated with social technology company Meta to offer training and support to female business owners.
  -
We lowered the application threshold for our universal Green Loan(2) offering for SMEs from £50,000 to £25,001, helping more businesses transition to net zero.
  -
We launched the NatWest Carbon Planner in Q3 2022, a free-to-use digital platform designed to help UK businesses identify potential cost and carbon savings.

Colleagues

  -
Building on our campaign to support priority future skills, our colleagues can now take two dedicated learning-for-the-future days each year to support their development.
  -
We announced our new partner leave policy(3), which supports all eligible colleagues with significantly more time away from work to help their partner look after their new child, whether the child has arrived through birth, adoption or surrogacy.
  -
We took targeted action to provide long-term support through a permanent increase in base pay for our lowest-paid colleagues, globally. c.22,000 colleagues received a pay rise, effective from 1 September 2022, and in the UK, this resulted in a 4% salary rise for those earning less than £32,000.
  -
We retained our place in Bloomberg’s Gender Equality Index and were listed as one of The Times Top 50 Employers for Women 2022.

Communities

  -
During 2022 we developed the initial iteration of our Climate transition plan, which is published alongside our 2022 annual results.
  -
During 2022, NatWest Group became the first UK bank, and one of the largest banks globally to date, to have science-based targets validated by the Science Based Targets initiative (SBTi).
  -
Our colleagues and customers donated over £12 million (including £2.7 million from NatWest Group) in 2022 to three appeals launched by the Disasters Emergency Committee (DEC) for the humanitarian relief efforts in Afghanistan, Ukraine and Pakistan.
  -
With our Sustainable Homes and Buildings Coalition partners, British Gas and Worcester Bosch, we published the Home is Where the Heat is – Progress Report, which documents the first phases of our greener homes retrofit project.

(1)
Green Mortgages are available to all intermediaries for all residential and Buy to Let properties with an energy performance rating of A or B and specific new build developer properties. Available for Purchase, Porting and Re-mortgage applications.

(2)
Green Loans with no arrangement fee are open to applications from eligible UK businesses with an annual turnover of less than £25 million (other than for eligible UK Real Estate Finance businesses for whom alternative eligibility criteria may apply) who are seeking to take out a loan to acquire assets that fall within the eligible list developed by the bank and subject to review and change on an ongoing basis. Eligibility does not imply compliance with any green or similar taxonomy or standard.

(3)	Our partner leave policies will replace existing paternity leave policies from 1 January 2023 across our operations in the UK, Offshore, Republic of Ireland, US, Poland and India.

Group Chief Executive’s review

In 2022, as the country recovered from the COVID-19 pandemic, we witnessed economic conditions not seen in generations. The highest inflation rate in decades, rising interest rates, a steep increase in energy costs and supply chain disruption had a huge impact on people’s lives. This meant that being guided by our purpose to support our stakeholders and drive long-term sustainable value was as important as ever.

In light of these challenging economic circumstances, we focused on putting in place proactive support to help people, families and businesses to manage and to help alleviate the financial pressures being felt by those who were most vulnerable. The strength of our balance sheet has allowed us to stand alongside our customers and help them to navigate this heightened uncertainty, as well as delivering a strong financial performance for NatWest Group and value for shareholders.

Support for the cost of living

We responded quickly and meaningfully, proactively contacting our customers to offer support and information on the cost of living. In addition, we carried out c.0.7 million financial health checks in 2022 and launched our credit score feature in our mobile app to help customers understand their credit score. Our online cost of living hub was also established to share resources and tools, informing customers of the support that is available to them, as well as support through third parties. These measures were in addition to £4 million in donations to provide grants and support, delivered in collaboration with organisations including Citizens Advice, The Trussell Trust, Step Change and PayPlan.

As one of the leading banking partners of UK business, we have taken a range of actions on charges, waiving fees on some products where appropriate, including freezing standard published tariffs on Business Current Accounts for 12 months to help SMEs, and offering free card machine hire for new customers on our payment service Tyl.

For our commercial customers, we were able to deliver tailored support to the most impacted sectors, including a £1.25 billion lending package for our c.40,000 agriculture customers, as well as providing c.51,700 financial health checks for our business customers.

Supporting our colleagues during this period has continued to be a key focus. In addition to the pay review in April 2022, and following consultation with our recognised employee representatives in September 2022, we put in place targeted action to provide long-term support for colleagues through a permanent increase in base pay for our lowest-paid colleagues, globally. This brought total investments in pay of around £115 million per annum in 2022, an increase of 85% on 2021.

We agreed further measures for 2023 which include a one-off £1,000 cost of living cash payment for c.42,000 colleagues in the UK, Republic of Ireland and Channel Islands, and c.60,000 people globally. The 2023 pay proposal also includes a minimum increase of £2,000 for almost all of the colleagues covered by it. Taken together, this will mean that c.80% of lower-paid colleagues covered by our negotiated pay approach will receive an increase, plus a cash payment, equivalent to 10% or more of their fixed pay. In the UK, our rates of pay continue to exceed the ‘Living Wage Foundation’ benchmarks and, for our major hubs outside the UK, we continue to pay above the minimum and living wage rates in the Republic of Ireland as well as exceeding the minimum wage benchmarks in India and Poland.

Delivering on our strategy

Of course, these actions – driven by our purpose – are not just the right thing to do, but they are key to building a long-term, profitable organisation and are underpinned by the strong foundations of our strategy. Our operating profit for 2022 of £5.1 billion increased from £3.8 billion the year before. Pleasingly, this was driven by strong performance across all business segments and enabled from a position of responsible and sustainable lending. We also continued to make progress against our financial targets. Other operating expenses, for the Go-forward group(1), were £201 million, or 2.9% lower than 2021, in line with our cost reduction target of around 3%(2), and we retain a CET1 ratio of 14.2%, in line with our target.

Against an uncertain economic outlook, the strength of our balance sheet and the quality of our loan and deposit base allow us to continue lending responsibly while also helping our customers to navigate the challenges they are facing. Net lending balances increased by £7.3 billion, 2.0%, with growth balanced across the bank. Mortgage growth continued and wholesale lending was strong across the whole book. Customer deposits did decrease by £29.5 billion, or 6.1%. However, this principally reflected a reduction in our Commercial & Institutional segment, and a £12.2 billion reduction due to our withdrawal from the Republic of Ireland.

This strong capital position and continued capital generation means that we are well placed to invest for growth, to provide the support our customers need as the economy recovers and to drive sustainable returns to shareholders, with £5.1 billion shareholder distributions paid and proposed for 2022 through dividends and buybacks. Against this backdrop, we also returned to majority private ownership during 2022 with the UK Government’s stake falling below 50%, which was a symbolic milestone for our bank.

It is from this basis of progress and profitability that we are amplifying our strategy, accelerating what we’re doing but also being mindful of new opportunities and challenges we and our customers face. We aim to create ever closer and deeper relationships with our customers at every stage of their lives – support that starts earlier, reflects their values and meets their changing needs. It is a simple principle: if our customers thrive, so will we.

And our purpose, to champion potential, helping people, families and businesses to thrive, which has guided us through the last few years, is here to stay. Through our three areas of focus – climate, enterprise, and learning – we believe we can make a meaningful contribution to our customers and society and create long-term value for all our stakeholders. This allows us to build on our track record of delivery, to move forward with confidence and pace and to compete effectively in a rapidly changing external market. The result will be a more sustainable business with more diverse income streams, able to support our customers and generate sustainable growth.

Group Chief Executive’s review continued

New and emerging social, commercial and economic trends are shaping our customers’ financial lives and there are important opportunities to transform our relevance and value to customers, building on their trust. We will do this by delivering personalised solutions throughout customers’ lifecycles; embedding our services in our customers’ digital lives; and supporting customers’ sustainability transitions.

Our values in action

Our values are at the heart of how we deliver our purpose-led strategy. In 2021, we engaged with colleagues, customers and communities to re-envision a modernised set of values that fully align with our strategic priorities. These collaborative and evolved values of being inclusive, curious, robust, sustainable and ambitious were launched in 2022 and now form an integral part of our identity.

Indeed, these values are evident in the contributions we have been making to communities and wider society during 2022. With the tragic events from Russia’s invasion of Ukraine dominating our thoughts for most of the year, it has been incredibly humbling to witness the collective response for those affected. Donations from NatWest Group colleagues and customers to the DEC Ukraine Humanitarian Appeal exceeded £10 million. In addition, NatWest Group pledged £100,000 to support 500 Ukrainian students to continue their studies at Polish universities and polytechnics. We also made Gogarburn House, in the grounds of our head office in Edinburgh, available to the Scottish Government and Edinburgh City Council as a welcome centre for people displaced from Ukraine and offered assistance to refugees wishing to open bank accounts. Meanwhile, our colleagues provided relief aid at the Polish–Ukrainian border and opened their homes to Ukrainian families.

We continue to invest in the future of not just our colleagues, but future generations. We have been delighted to collaborate with footballer and campaigner Marcus Rashford MBE and the National Youth Agency (NYA) to provide NatWest Thrive, a unique programme for young people to develop their self-belief as well as their money confidence. Early feedback from the pilot scheme was incredibly encouraging, delivering a 63% uplift in participants’ confidence about their futures.

NatWest Thrive has since been rolled out to 15 clubs, reaching over 800 young people across the UK with plans to scale much further. NatWest Group will also transfer £3 million of its apprenticeship levy to the NYA to support the training of 200 youth workers.

Learning is a key focus area for the business. And whether this is through the ongoing successes of our MoneySense and CareerSense schemes helping young people with financial advice and employability, our Talent Academy, or our social mobility apprenticeship programmes, we have ensured that we continue to help break down the barriers for people to succeed and thrive.

To help build financial capability early on, we also launched NatWest Rooster Money. The pocket money product helps children develop money confidence and positive habits around saving and spending, nurturing financial resilience in the next generation. We have built a smooth connection to Rooster Money via the main mobile app and there have been c.89,000 Rooster Money card openings in 2022.

Elsewhere, in collaboration with Meta, we launched a package of support for female entrepreneurs through the #SheMeansBusiness programme, which selected 50 of the most promising female entrepreneurs from c.3,600 applicants to form a dedicated support community, with sessions delivered by our Enterprise Delivery Team over a six-month period. And to shine a light on women running thriving businesses in the face of current economic challenges, we were delighted to launch with The Telegraph, the ‘100 Female Entrepreneurs to Watch’ list. Alongside Aston University, we also published the report ‘Time to change: A blueprint for advancing the UK’s ethnic minority businesses’, which sets out recommendations for policymakers, companies and entrepreneurs to advance the growth potential of ethnic minority businesses.

I was also immensely proud of the announcement of our new partner leave policy(3), which supports all eligible colleagues with significantly more time away from work to help their partner look after their new child, whether the child has arrived through birth, adoption or surrogacy.

The net-zero opportunity

Through funding, refinancing and supporting people, families and businesses to transition to net zero, we want to help create a sustainable future for our customers, communities and our planet. It is why addressing the climate challenge – one of the biggest issues of our time – is a key strategic priority for the bank. It sits at the heart of our purpose, because we know that tackling climate change is the right thing to do both societally and commercially.

We have made significant progress in turning our climate ambition into action since setting out our climate strategy in 2020. As a founding member of the Net Zero Banking Alliance (NZBA) and the Glasgow Financial Alliance for Net Zero (GFANZ), and as a principal partner of COP26, in 2021 NatWest Group established itself as one of the leading voices for finance on tackling climate change.

During 2022, I was delighted to see that our momentum continued. Our global approach was again in evidence at COP27, where we worked alongside the UK Government to support the UK Pavilion, co-hosting several high-profile events with customers and key stakeholders such as the Sustainable Markets Initiative. Closer to home, through our first climate resolution, the Board gave shareholders their ‘Say on Climate’, asking them to support our strategic direction on climate change at the AGM. 92.58% of votes cast were in favour of the resolution, indicating strong support for our climate strategy.

Group Chief Executive’s review continued

NatWest Group has also become the first UK bank, and one of the largest banks globally, to have science-based targets validated by the Science Based Targets initiative (SBTi). These targets underpin the initial iteration of our Climate transition plan (published in our 2022 Climate-related Disclosures Report), which outlines the steps we aim to take to at least halve the climate impact of our financing activity by 2030, thereby contributing to the UK’s net-zero strategy, and to reach net zero by 2050 across our financed emissions, assets under management and operational value chain.

But we know that we can, and must, do more. We also want to provide the practical solutions to help our customers transition to net zero. By delivering initiatives such as our Greener Homes Retrofit pilot, launching our EPC rating tool in our digital mortgage hub and launching our new Carbon Planner for UK business, we are enabling our customers to identify potential cost and carbon savings.

Importantly, I believe these actions are not only good for the planet, but good for business too. With the right support, the UK’s SMEs could create up to 260,000 new jobs, produce around 40,000 new businesses and deliver an estimated £175 billion revenue opportunity for the UK economy by 2030(4). Of course, this is not something any individual organisation can do on its own. Support from policymakers as well as collaboration across the private sector will be vital for mobilising the finance necessary to fund the infrastructure of future green economies. Initiatives such as Carbonplace, where NatWest Group has joined forces with other financial institutions to create a global carbon credit transaction network, or the Sustainable Homes and Buildings Coalition, which NatWest Group launched with British Gas and Worcester Bosch to improve UK buildings’ energy efficiency, are great examples of how this cross-industry collaboration can have meaningful real-world impact.

We have now provided £32.6 billion of climate and sustainable funding and financing against our target to provide £100 billion between 1 July 2021 and the end of 2025, which includes £27.2 billion across Commercial & Institutional (C&I), as well as mortgage lending for EPC A and B homes totalling £5.1 billion in Retail Banking and £0.2 billion in Private Banking. And, delivered in collaboration with fintech firm Cogo our carbon-tracking tool for retail customers had 334,500 unique users in 2022, a clear indication of the demand that our customers have for understanding the carbon footprint of their daily spending.

Conclusion

2022 has shown us the importance of being a purpose-led bank. But it has also shown us what it takes to be purpose-led. Against a volatile economic backdrop, we continue to demonstrate the strength and resilience of our business, delivering a strong financial performance while supporting our customers and putting in place proactive support to help those who are most vulnerable.

To continue to do this, we are evolving our capabilities. Underpinned by the strong foundations of our strategy, we are investing in our technology and colleagues so we can serve our customers in new ways that make their lives easier. Our focus now is on the opportunities those relationships offer for growth: for our customers, for our economy and, as a result, for the bank.

Sustainable growth will come from building closer relationships that better serve our customers at every stage of their lives. These relationships will be based on insight, understanding, and shared goals, powered by data-driven innovation. This will enable us to make a real difference to our customers’ lives by providing the right advice, products and support to unlock potential. We will also strengthen our relationships by working with partners to ensure we deliver the services and products customers expect, when they want them, tailored to fit their lives.

By getting closer to our customers, by offering them an ever-better service, day in, day out, we create sustainable growth for the bank because those customers, over a lifetime, will recommend us to others and use us in more parts of their lives.

We’ve always known relationships matter, and now we are doing more than ever before to harness them. By providing the support and security our customers, colleagues, economy and society need, together we can help build a more sustainable future for people, families, businesses and the planet.

Alison Rose DBE

Group Chief Executive Officer

(1)	Go-forward group excludes Ulster Bank RoI and discontinued operations
(2)	Go-forward group expenses excluding litigation and conduct costs were £6,648 million (2021 - £6,849 million).
(3)	Our partner leave policies will replace existing paternity leave policies from 1 January 2023 across our operations in the UK, Offshore, Republic of Ireland, US, Poland and India.
(4)
This Springboard to Sustainability Report (i) has been prepared by NatWest Group for information and reference purposes only; (ii) is intended to provide non-exhaustive, indicative and general information only; (iii) does not purport to be comprehensive; and (iv) does not provide any form of legal, tax, investment, accounting, financial or other advice. The key findings, estimates and projections in this report are based on various industry and other information and are based on assumptions and estimates and the result of market research, and are not statements of historical fact. Whilst the information of this report is believed to be reliable, it has not been independently verified by NatWest Group and NatWest Group makes no representation or warranty (express or implied) of any kind, as regards the accuracy or completeness of this information, nor does it accept any responsibility or liability for any loss or damage arising in any way from any use made of or reliance placed on, this information. Unless otherwise stated, any views, forecasts, or estimates included in this report are solely those of the NatWest Group Economics Department, as of this date and are subject to change without notice.

(5)
Green Mortgages are available to all intermediaries for all residential and Buy to Let properties with an energy performance rating of A or B and specific new build developer properties. Available for Purchase, Porting and Re-mortgage applications.

Outlook(1)
The economic outlook remains uncertain. We will monitor and react to market conditions and refine our internal forecasts as the economic position evolves. The following statements are based on our current expectations for interest rates and economic activity.

Outlook 2023
  -
We continue to expect to achieve a return on tangible equity for the Group of 14-16%.
  -
Income excluding notable items for the Group is expected to be around £14.8 billion and full year NIM around 3.20%, based on a Bank of England base rate of 4.00% through the remainder of 2023.
  -
We expect to deliver a Group cost:income ratio (excl. litigation and conduct) below 52% or around £7.6 billion of Group operating costs, excluding litigation and conduct costs.
  -
Impairment losses in 2023 are expected to be in line with our through the cycle guidance of 20-30 basis points.

Capital and Funding
  -
We expect to generate and return significant capital to shareholders through 2023.
  -
We expect to pay ordinary dividends of 40% of attributable profit, and maintain capacity to participate in directed buybacks from the UK Government, recognising that any exercise of this authority would be dependent upon HMT’s intentions and limited to 4.99% of issued share capital in any 12-month period.
  -
We will also consider further on-market buybacks as part of our overall capital distribution approach as well as inorganic opportunities where the strategic case and returns are suitably compelling.
  -
As part of the Group’s capital and funding plans we intend to issue between £3 billion to £5 billion of MREL-compliant senior instruments in 2023, with a continued focus on issuance under our Green, Social and Sustainability Bond Framework, and up to £1 billion of Tier 2 capital instruments. NatWest Markets plc’s funding plan targets £3 billion to £5 billion of public benchmark issuance.

Medium term
  -
We continue to target a sustainable return on tangible equity for the group of 14-16% over the medium term.
  -
We expect to deliver a Group cost:income ratio (excl. litigation and conduct) of less than 50%, by 2025.
  -
We expect that RWAs could increase by a further 5-10% by the end of 2025, including the impact of Basel 3.1.
  -
We expect to continue to generate and return significant capital via ordinary dividends and buybacks to shareholders over the medium term and continue to expect that the CET1 ratio will be in the range of 13-14%.

(1)
The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the Risk Factors section of the 2022 NatWest Group plc Annual Report and Accounts. These statements constitute forward-looking statements. Refer to Forward-looking statements in this document.

Business performance summary
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2022	2021(1)	2022	2022	2021(1)
	£m	£m	£m	£m	£m
Continuing operations
Total income	13,156	10,429	3,708	3,229	2,602
Total income excluding notable items (2,3)	13,061	10,184	3,766	3,397	2,540
Operating expenses	(7,687)	(7,758)	(2,138)	(1,896)	(2,328)
Profit before impairment losses/releases	5,469	2,671	1,570	1,333	274
Operating profit before tax	5,132	3,844	1,426	1,086	543

Go-forward group (4)
Total income excluding notable items (2)	13,063	10,074	3,764	3,434	2,517
Other operating expenses (2)	(6,648)	(6,849)	(1,746)	(1,661)	(2,034)

Performance key metrics and ratios
Bank net interest margin (2,5)	2.85%	2.30%	3.20%	2.99%	2.30%
Bank average interest earning assets (2,5)	£345m	£327m	£356m	£351m	£332m
Cost:income ratio (excl. litigation and conduct) (2,6)	55.5%	69.9%	55.2%	54.8%	82.2%
Loan impairment rate (2)	9bps	(32bps)	16bps	26bps	(30bps)
Profit attributable to ordinary shareholders	3,340	2,950	1,262	187	434
Total earnings per share attributable to ordinary
shareholders - basic (7)	33.8p	27.3p	13.1p	1.9p	4.1p
Return on tangible equity (2)	12.3%	9.4%	20.6%	2.9%	5.6%

	31 December	30 September	31 December
	2022	2022	2021
	£bn	£bn	£bn
Balance sheet
Total assets	720.1	801.5	782.0
Funded assets (2)	620.5	660.5	675.9
Net loans to customers - amortised cost	366.3	371.8	359.0
Loans to customers and banks - amortised cost and FVOCI	377.1	384.5	369.8
Total impairment provisions (8)	3.4	3.3	3.8
Expected credit loss (ECL) coverage ratio	0.9%	0.9%	1.0%
Assets under management and administration (AUMA) (2)	33.4	32.3	35.6
Customer deposits	450.3	473.0	479.8
Liquidity and funding
Liquidity coverage ratio (LCR)	145%	156%	172%
Liquidity portfolio	226	251	286
Net stable funding ratio (NSFR) (9)	145%	148%	157%
Loan:deposit ratio (excl. repos and reverse repos) (2)	79%	75%	72%
Total wholesale funding	74	75	77
Short-term wholesale funding	21	24	23
Capital and leverage
Common Equity Tier (CET1) ratio (10)	14.2%	14.3%	18.2%
Total capital ratio (10)	19.3%	19.2%	24.7%
Pro forma CET1 ratio, pre foreseeable items (11)	15.4%	14.7%	19.5%
Risk-weighted assets (RWAs)	176.1	178.5	157.0
UK leverage ratio	5.4%	5.2%	5.9%
Tangible net asset value (TNAV) per ordinary share (12)	264p	250p	272p
Number of ordinary shares in issues (millions) (2, 12)	9,659	9,650	11,272

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 4.
(2)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(3)	Refer to page 9 for details of notable items within total income.
(4)	Go-forward group excludes Ulster Bank RoI and discontinued operations.
(5)	NatWest Group excluding liquid asset buffer.
(6)	Total expenses excluding litigation and conduct costs divided by total income.
(7)
At the General Meeting and Class Meeting on 25 August 2022, the shareholders approved the proposed special dividend and share consolidation. On 30 August 2022 the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares for earnings per share has been adjusted retrospectively.

(8)	Includes £0.1 billion relating to off-balance sheet exposures (30 September 2022 - £0.1 billion; 31 December 2021 - £0.1 billion).
(9)	The NSFR is presented on spot basis.
(10)	Refer to the Capital, liquidity and funding risk section for details of basis of preparation. On 1 January 2022 the proforma CET1 ratio was 15.9% following regulatory changes.
(11)
The pro forma CET1 ratio at 31 December 2022 excludes foreseeable items of £2,132 million; £967 million for ordinary dividends and £1,165 million foreseeable charges (30 September 2022 excludes foreseeable items of £668 million; £386 million for ordinary dividends and £282 million foreseeable charges; 31 December 2021 excludes foreseeable charges of £2,036 million: £846 million for ordinary dividends and £1,190 million foreseeable charges and pension contributions).

(12)
The number of ordinary shares in issue excludes own shares held. Comparatives for the number of shares in issue and TNAV per ordinary share have not been adjusted for the effect of the share consolidation referred to in footnote 7 above.

Business performance summary continued

Chief Financial Officer review

We have delivered a strong operating performance in 2022 with a RoTE of 12.3%. Total income excluding notable items was 28.3% higher in the year. Go-forward income, excluding notable items, was £13.1 billion, exceeding our income guidance for the year, and we achieved our cost reduction target of around 3%. A net impairment charge of 9 basis points was in line with guidance and, whilst default levels remain low, we continue to monitor the evolving economic outlook, particularly the impacts on our customers of higher interest rates and inflationary pressures. This strong operating performance was net of a £1.0 billion attributable loss from our continued withdrawal from the Republic of Ireland. Our capital and liquidity levels remain strong, and total distributions deducted from capital were £5.1 billion.

Financial performance
Total income increased by 26.1% to £13,156 million compared with 2021. Excluding notable items, income was £2,877 million, or 28.3%, higher than 2021 driven by volume growth, increased transactional-related fees, higher trading income and favourable yield curve movements.
Bank NIM of 2.85% was 55 basis points higher than 2021. Q4 2022 Bank NIM of 3.20% was 21 basis points higher than Q3 2022 principally reflecting the impact of recent base rate increases.

Total operating expenses were £71 million lower than 2021. Other operating expenses, for the Go-forward group, were £201 million, or 2.9%, lower than 2021, in line with our cost reduction target of around 3%. The decrease in the year principally reflects property exits, continued focus on customer journeys and strategic efficiency initiatives. This has been supported by ongoing strategic investment in key areas, including Data, Technology and Financial Crime.

A net impairment charge of £337 million principally reflects the latest macro-economics, including updated scenarios and their associated weighting, with more weight being placed on the downside scenario. Underlying book performance remains strong, with credit conditions remaining benign and levels of default remaining low. Compared with 2021, our ECL provisions have reduced by £0.4 billion to £3.4 billion, and our ECL coverage ratio has decreased from 1.03% to 0.91%. The element of our economic uncertainty post model adjustments (PMA) that relates to COVID-19 risks has been reduced, which, when combined with revisions to our scenario weightings, has allowed us to reduce the amount we hold as economic uncertainty PMA to £0.4 billion, or 10.3% of total impairment provisions. Whilst we are comfortable with the strong credit performance of our book, we will continue to assess this position regularly and are closely monitoring the impacts of inflationary pressures on the UK economy and our customers.
The tax charge for the year includes a £267 million credit in the carrying value of the deferred tax asset in respect of tax losses, reflecting an improvement in the outlook when compared with the position at the end of 2021. In addition, the charge also includes a credit of £135 million in respect of an inflationary uplift in the value of UK Government Index Linked Gilt assets that is not subject to corporation tax.

We are pleased to report an attributable profit in 2022 of £3,340 million, with earnings per share of 33.8 pence and a RoTE of 12.3%.
Net lending increased by £7.3 billion, or 2.0%, in 2022 primarily reflecting £14.4 billion of mortgage lending growth in Retail Banking and £5.7 billion of growth in Commercial & Institutional, partially offset by a £14.6 billion reduction in Central items & other, which included a £6.4 billion decrease as we continued our exit from the Republic of Ireland. Retail Banking gross new mortgage lending for the year was £41.4 billion compared with £36.0 billion in 2021. Unsecured balances in Retail Banking grew £1.1 billion across the year. Within Commercial & Institutional, growth was largely within Corporate & Institutions whilst UK Government Scheme lending reduced by £3.4 billion.

Customer deposits reduced by £29.5 billion in the year to £450.3 billion principally reflecting a £14.2 billion reduction in Commercial & Institutional, due to an overall market liquidity contraction in the second half of the year and reduction in Corporate and Institutions, particularly non-operational accounts in Financial Institutions and professional services with relatively low margin and funding value, and a £12.2 billion reduction due to our withdrawal from the Republic of Ireland.
TNAV per share reduced by 8 pence in the year to 264 pence principally reflecting movements in cash flow hedging reserves of 34 pence per share, dividend payments and other reserve movements partially offset by the attributable profit.

Capital and leverage
The CET1 ratio remains robust at 14.2%, or 14.0% excluding IFRS 9 transitional relief. The 170 basis point reduction compared with 1 January 2022 primarily reflected distributions and linked pension accruals of c.310 basis points partially offset by the attributable profit, c.190 basis points. The total capital ratio was 19.3%.

Compared with the 1 January 2022 position, RWAs reduced by £0.2 billion as lending growth and model changes were offset by a £5.7 billion reduction in the Republic of Ireland.

We reached agreement with our pension trustees to restructure the previous agreement to make dividend linked contributions and we will no longer pay £471 million in 2023. We have agreed to create a trust structure to hold those assets and that gives the pension fund rights to assets in the value of £471 million in the event a future funding requirement arises based on pre-agreed triggers. These assets will remain on the Group balance sheet in the meantime. We continue to hold the same deduction against capital.

Funding and liquidity
LCR reduced to 145% during the year driven by a decrease in the liquidity portfolio, primarily reflecting lending growth and reduced customer deposits along with shareholder distributions, and a relatively lower reduction in net outflows.

Business performance summary continued
Summary consolidated income statement for the period ended 31 December 2022

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2022	2021(1)	2022	2022	2021(1)
	£m	£m	£m	£m	£m
Net interest income	9,842	7,535	2,868	2,640	1,922
Non-interest income	3,314	2,894	840	589	680
Total income	13,156	10,429	3,708	3,229	2,602
Litigation and conduct costs	(385)	(466)	(91)	(125)	(190)
Other operating expenses	(7,302)	(7,292)	(2,047)	(1,771)	(2,138)
Operating expenses	(7,687)	(7,758)	(2,138)	(1,896)	(2,328)
Profit before impairment losses/releases	5,469	2,671	1,570	1,333	274
Impairment (losses)/releases	(337)	1,173	(144)	(247)	269
Operating profit before tax	5,132	3,844	1,426	1,086	543
Tax charge	(1,275)	(996)	(46)	(434)	(234)
Profit from continuing operations	3,857	2,848	1,380	652	309
(Loss)/profit from discontinued operations, net of tax	(262)	464	(56)	(396)	189
Profit for the period	3,595	3,312	1,324	256	498

Attributable to:
Ordinary shareholders	3,340	2,950	1,262	187	434
Preference shareholders	-	19	-	-	5
Paid-in equity holders	249	299	61	67	58
Non-controlling interests	6	44	1	2	1

Notable items within total income (2)
Private Banking
Consideration on the sale of the Adam & Company
Investment Management Ltd	-	54	-	-	54
Commercial & Institutional
Fair value, disposal losses and asset disposals/
strategic risk reduction	(45)	(86)	-	-	(16)
Tax variable lease repricing	-	32	-	-	-
Own credit adjustments	42	6	(19)	9	3
Central items & other
Loss on redemption of own debt	(161)	(138)	-	(137)	-
Effective interest rate adjustment as a
result of redemption of own debt	(41)	-	(41)	-	-
Profit from insurance liabilities	92	-	92	-	-
Ulster Bank RoI gain arising from the
restructuring of structural hedges	-	35	-	-	-
Ulster Bank RoI fair value mortgage adjustments	(51)	-	(51)	-	-
Liquidity asset bond sale (losses)/gains	(88)	120	-	(124)	50
Share of associate (losses)/profits for Business Growth
Fund	(22)	219	7	(16)	11
Property strategy update	-	(44)	-	-	(44)
Interest and FX risk management derivatives not in
accounting hedge relationships (3)	369	47	(46)	100	3
Own credit adjustments	-	-	-	-	1
Total	95	245	(58)	(168)	62

(1)
Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 4 on page 33.
(2)
Refer to the Non-IFRS measures appendix for details of basis of preparation and reconciliation of non-IFRS measures and performance metrics.
(3)
Included in income from trading activities.

Business performance summary

Retail Banking

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Total income	5,646	4,445	1,617	1,475	1,164
Operating expenses	(2,593)	(2,513)	(658)	(693)	(774)
of which: Other expenses	(2,484)	(2,437)	(670)	(630)	(722)
Impairment (losses)/releases	(229)	36	(87)	(116)	(5)
Operating profit	2,824	1,968	872	666	385

Return on equity	28.6%	26.1%	34.7%	27.0%	19.7%
Net interest margin	2.74%	2.27%	3.02%	2.85%	2.28%
Cost:income ratio (excl. litigation and conduct)	44.0%	54.8%	41.4%	42.7%	62.0%
Loan impairment rate	11bps	(2)bps	17bps	24bps	1bp

			As at
			31 December	30 September	31 December
			2022	2022	2021
			£bn	£bn	£bn
Net loans to customers (amortised cost)			197.6	192.8	182.2
Customer deposits			188.4	190.9	188.9
RWAs			54.7	53.0	36.7

In 2022, Retail Banking continued to pursue sustainable growth with an intelligent approach to risk, delivering a return on equity of 28.6% and an operating profit of £2,824 million. Retail Banking provided £4.0 billion of climate and sustainable funding and financing in 2022.

2022 performance
−
Total income was £1,201 million, or 27.0%, higher than 2021 reflecting strong loan growth and higher transactional-related fee income, higher deposit income, supported by interest rate rises, partially offset by lower mortgage margins.

−	Net interest margin was 47 basis points higher than 2021 reflecting higher deposit returns, partly offset by mortgage margin pressure.
−
Other operating expenses were £47 million, or 1.9%, higher than 2021 primarily driven by higher fraud losses, increased investment in financial crime prevention, increased data related costs and the impact of pay awards to support colleague cost of living challenges. This was partly offset by a 4.1% headcount reduction as a result of the continued digitalisation, automation and improvement of end-to-end customer journeys.

−
Impairment losses of £229 million in 2022 primarily reflect continued low level of stage 3 defaults as well as updated economic outlook scenarios partly offset by provision releases in stage 2. Provision coverage of 0.81% remains strong.

−
Customer deposits decreased by £0.5 billion, or 0.3%, in 2022 driven by higher outflows in H2 2022 as customers started to spend following relaxation of Covid-related restrictions and competition for deposit balances increased. Personal savings balances decreased by £0.9 billion partly offset by personal current accounts balance growth of £0.4 billion in 2022.

−
Net loans to customers increased by £15.4 billion, or 8.5%, in 2022 mainly reflecting continued mortgage growth of £14.4 billion, with gross new mortgage lending of £41.4 billion representing flow share of around 13%. Cards balances increased by £0.6 billion and personal advances increased by £0.5 billion in 2022 reflecting continued strong customer demand.

−
RWAs increased by £2.6 billion, or 5.0% versus 1 January 2022 reflecting lending growth and a further increase of 1 January 2022 mortgage regulatory changes of £1.0 billion, partly offset by quality improvements. No material impact of procyclicality evident

Q4 performance
−
Total income was £142 million, or 9.6%, higher than Q3 2022 reflecting strong loan growth and higher deposit income, supported by interest rate rises, partially offset by a £23 million charge following the review of mortgage customer repayment behaviour and lower mortgage margins.

−	Net interest margin was 17 basis points higher than Q3 2022 reflecting higher deposit returns, partly offset by mortgage margin pressure. Mortgage back book margin was 123 basis points in the period.
−	Other operating expenses were £40 million, or 6.3%, higher than Q3 2022 primarily due to the inclusion of the annual UK bank levy charge and timing of investment and other non-staff costs.
−
Impairment losses of £87 million in Q4 2022 primarily reflect updated economic outlook scenarios and continued low level of stage 3 defaults. During the quarter there was a small increase observed in stage 3 defaults as economic conditions started to impact some customers.

−
Customer deposits decreased by £2.5 billion, or 1.3%, in Q4 2022 driven by higher outflows as customers started to spend following relaxation of Covid-related restrictions and competition for deposit balances increased. Personal current account balances decreased by £2.1 billion and personal savings decreased by £0.4 billion in Q4 2022

−
Net loans to customers increased by £4.8 billion, or 2.5%, in Q4 2022 mainly reflecting continued mortgage growth of £4.6 billion, with gross new mortgage lending of £11.5 billion representing flow share of around 14%. Cards balances increased by £0.2 billion and personal advances increased by £0.1 billion in Q4 2022 reflecting continued strong customer demand.

−	RWAs increased by £1.7 billion, or 3.2% in Q4 2022 reflecting lending growth and a further increase of 1 January 2022 mortgage regulatory changes of £1.0 billion.

Business performance summary

Private Banking

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Total income	1,056	816	310	285	253
Operating expenses	(622)	(520)	(198)	(139)	(155)
of which: Other expenses	(610)	(523)	(188)	(138)	(150)
Impairment releases/(losses)	2	54	(2)	(7)	12
Operating profit	436	350	110	139	110
Return on equity	24.5%	17.0%	24.2%	31.8%	21.3%
Net interest margin	4.07%	2.63%	5.19%	4.37%	2.67%
Cost:income ratio (excl. litigation and conduct)	57.8%	64.1%	60.6%	48.4%	59.3%
Loan impairment rate	(1)bp	(29)bps	4bps	15bps	(26)bps
Net new money (£bn) (1)	2.0	3.0	0.3	0.3	0.7

			As at
			31 December	30 September	31 December
			2022	2022	2021
			£bn	£bn	£bn
Net loans to customers (amortised cost)			19.2	19.1	18.4
Customer deposits			41.2	42.2	39.3
RWAs			11.2	11.1	11.3
Assets Under Management (AUMs) (1)			28.3	27.6	30.2
Assets Under Administration (AUAs) (1)			5.1	4.7	5.4
Assets Under Management and Administration (AUMA) (1)			33.4	32.3	35.6

(1)
Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During 2022, Private Banking provided a strong operating performance with continued balance growth, delivering a return on equity of 24.5%, 7.5 percentage points higher than 2021, and operating profit of £436 million.

Despite volatile markets throughout the year, our 2022 AUM net new money of £2.0 billion, 5.6% of opening AUMA balances on an annualised basis represents a strong performance relative to the overall UK investment market.

Private Banking provided £0.2 billion of climate and sustainable funding and financing in 2022. At the end of 2022, £6.5 billion of AUM are invested in funds that are on net-zero trajectory and are decarbonising at an average rate of 7% per annum.

2022 performance
−
Total income of £1,056 million was £240 million, or 29.4%, higher than 2021 driven by higher deposit and lending balances and improved deposit returns supported by interest rate rises. This represents a particularly strong performance given that Q4 2021 reflected the £54 million consideration from the sale of Adam & Company Investment Management Ltd.

−	Net interest margin was 144 basis points higher than 2021 reflecting higher deposit returns and lending growth. Mortgage book margin was 163 basis points in the year.
−
Other operating expenses were £87 million, or 16.6%, higher than 2021 due to continued investment in people and technology to enhance AUMA growth propositions and increased investment in financial crime prevention.

−
Impairment releases of £2 million in 2022 primarily reflect continued low level of stage 3 defaults and release of post model adjustments, partly offset by a revision of the economic outlook scenario assumptions.

−
AUM net new money was £2.0 billion during 2022, which represented 5.6% of opening AUMA balances on an annualised basis, demonstrating a strong performance given volatile investment market conditions. Digital net new money was £0.3 billion, which represented 20.6% of opening Digital AUMA balances. AUMAs decreased by £2.2 billion, or 6.2%, in 2022 primarily reflecting adverse investment market movements of £4.0 billion.

−	Customer deposits increased by £1.9 billion, or 4.8%, largely driven by strong savings growth, particularly during H1 2022.
−	Net loans to customers increased by £0.8 billion, or 4.3%, in 2022 due to above market mortgage growth of 8%, whilst RWAs decreased by £0.1 billion, or 0.9% driven by capital optimisation initiatives.
Q4 performance
−
Total income of £310 million was £25 million, or 8.8%, higher than Q3 2022 reflecting higher deposit income, partly offset by mortgage margin pressure. The £54 million consideration from the sale of Adam & Company Investment Management Ltd is reflected in Q4 2021.

−	Net interest margin was 82 basis points higher than Q3 2022 reflecting higher deposit returns, partly offset by mortgage margin pressure. Mortgage book margin was 144 basis points in the quarter.
−
Other operating expenses were £50 million, or 36.2%, higher than Q3 2022 primarily due to the annual bank levy in Q4 of £19m and continued investment in people and technology to enhance AUMA growth propositions.

−	AUMAs increased by £1.1 billion, or 3.4%, in Q4 2022 primarily reflecting positive investment market movements and AUM net new money of £0.3 billion.
−	Net loans to customers increased by £0.1 billion, or 0.5%, in Q4 2022 mainly reflecting continued mortgage growth.
−
Customer deposits decreased by £1.0 billion, or 2.4% in Q4 2022 driven by current account balances. In addition, some client balances have migrated to term products with higher customer rates as interest rates rise.

NatWest Group – Annual Results 2022 7

CORPORATE

Business performance summary

Commercial & Institutional

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Net interest income	4,171	2,974	1,276	1,131	764
Non-interest income	2,242	1,864	543	526	404
Total income	6,413	4,838	1,819	1,657	1,168

Operating expenses	(3,744)	(3,757)	(1,031)	(893)	(1,059)
of which: Other operating expenses	(3,563)	(3,646)	(989)	(840)	(1,012)
Impairment (losses)/releases	(122)	1,160	(62)	(119)	317
Operating profit	2,547	2,241	726	645	426
Return on equity	12.2%	10.9%	13.7%	12.2%	8.3%
Net interest margin	3.31%	2.46%	3.89%	3.46%	2.52%
Cost:income ratio (excl. litigation and conduct)	55.6%	75.4%	54.4%	50.7%	86.6%
Loan impairment rate	9bps	(92)bps	19bps	36bps	(101)bps

			As at
			31 December	30 September	31 December
			2022	2022	2021
			£bn	£bn	£bn
Net loans to customers (amortised cost)			129.9	131.9	124.2
Customer deposits			203.3	215.2	217.5
Funded assets			306.3	325.5	321.3
RWAs			103.2	104.8	98.1

During 2022, Commercial & Institutional delivered a strong performance with a return on equity of 12.2% and an operating profit of £2,547 million.

Commercial & Institutional provided £20.3 billion of climate and sustainable funding and financing in 2022.

2022 performance
−
Total income was £1,575 million, or 32.6%, higher than 2021 reflecting net loan growth, higher deposit returns from an improved interest rate environment, improved card payment fees and higher markets income. Markets income(1) of £698 million, was £231 million, or 49.5%, higher than 2021 reflecting stronger performance across the product suite.

−	Net interest margin was 85 basis points higher than 2021 reflecting higher deposits returns.
−
Other operating expenses were £83 million, or 2.3%, lower than 2021 reflecting cost efficiencies whilst continuing to invest in the business. A 4.2% headcount increase was a result of continuing to build capability including the take payment proposition.

−	A net impairment charge of £122 million in 2022 was predominantly driven by the downward revision of economic outlook assumptions in the scenarios compared to a £1,160 million credit in 2021.
−
Customer deposits decreased by £14.2 billion, or 6.5% in 2022 due to overall market liquidity contraction in the second half of the year following heightened levels built up during Covid in 2020 and 2021 and reductions in Corporate and Institutions, particularly non-operational accounts in Financial Institutions and professional services with relatively low margin and funding value.

−
Net loans to customers increased by £5.7 billion, or 4.6%, in 2022 due to increased term loans and funds activity within Corporate and Institutions, growth in invoice and asset finance balances within the Commercial Mid-market business partly offset by UK Government scheme balance reductions of £3.4 billion across Commercial Mid-market and Business Banking.

−
RWAs increased by £5.1 billion, or 5.2%, in 2022 primarily reflecting 1 January 2022 regulatory changes and lending growth partly offset by a reduction in counterparty credit risk, operational risk and management actions.

Q4 performance
−	Total income was £162 million, or 9.8% higher than Q3 2022 reflecting growth in lending balances and higher deposit returns.
−	Net interest margin was 43 basis points higher than Q3 2022 reflecting higher deposit returns as base rates continued to increase.
−	Other operating expenses were £149 million, or 17.7% higher than Q3 2022 largely due to the inclusion of the annual bank levy charge and the impact of wage awards and strategic costs.
−	A net impairment charge of £62 million in Q4 2022 was predominantly driven by the downward revision of economic outlook assumptions in the scenarios partly offset by post model adjustments.
−
Customer deposits decreased by £11.9 billion, or 5.5%, in Q4 2022 due to overall market liquidity contraction and reductions in Corporate and Institutions, particularly non-operational accounts in Financial Institutions and professional services with relatively low margin and funding value.

−
Net loans to customers decreased by £2.0 billion, or 1.5%, in Q4 2022 primarily reflecting £1.4 billion of Government scheme balance reductions and deleveraging in Corporate and Institutions. In the quarter, growth in Commercial Mid-market was supported by asset finance balances and an increase in term loan facilities.

−	RWAs decreased by £1.6 billion, or 1.5%, in Q4 2022 reflecting lower levels of market, counterparty credit risk and business mix alongside minimal risk degradation.
(1)
Markets income excludes asset disposals/strategic risk reduction, own credit risk adjustments and central items

Business performance summary

Central items & other

Following good progress with respect to the phased withdrawal from the RoI, announced in February 2021, Ulster Bank RoI continuing operations are now included in Central items & other.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2022	2021	2022	2022	2021
Continuing operations	£m	£m	£m	£m	£m
Total income	41	330	(38)	(188)	17
Operating expenses (1)	(728)	(968)	(251)	(171)	(340)
of which: other operating expenses	(645)	(686)	(200)	(163)	(254)
of which: Ulster Bank RoI	(678)	(482)	(310)	(114)	(131)
Impairment releases/(losses)	12	(77)	7	(5)	(55)
Operating loss	(675)	(715)	(282)	(364)	(378)
of which: Ulster Bank RoI	(723)	(414)	(354)	(156)	(167)

	As at
	31 December	30 September	31 December
	2022	2022	2021
	£bn	£bn	£bn
Net loans to customers (amortised cost) (2)	19.6	28.0	34.2
Customer deposits	17.4	24.7	34.1
RWAs	7.0	9.6	10.9

(1)
Includes withdrawal-related direct program costs of £195 million for the year ended 31 December 2022 (£17 million – 31 December 2021) and £151 million for the quarter ended 31 December 2022 (£21 million – 30 September 2022 and £17 million - 31 December 2021).
(2)
Excludes £0.5 billion of loans to customers held at fair value through profit or loss (£0.6 billion – 30 September 2022 and nil – 31 December 2021).

−
Total income for the year included £369 million of gains from risk management derivatives not in hedge accounting relationships, partially offset by £202 million of losses on redemption of own debt and £88 million of bond disposal losses.

−	Operating expenses included £678 million in Ulster Bank RoI, of which £195 million were withdrawal-related direct programme costs.

Segment performance

Two changes to reportable segments have been made.

-
On 27 January 2022, NatWest Group announced that a new business segment, Commercial & Institutional, would be created, bringing together the Commercial, NatWest Markets and RBSI businesses to form a single business segment, with common management and objectives, to best support our customers across the full non-personal customer lifecycle.
-
Following good progress with respect to the phased withdrawal from the Republic of Ireland, announced in February 2021, Ulster Bank RoI continuing operations are now included in Central items & other.

Comparatives have been re-presented. The re-presentation of operating segments does not change the consolidated financial results of NatWest Group.

	Year ended 31 December 2022

					Total
	Retail	Private	Commercial	Central items	NatWest
	Banking	Banking	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	5,224	777	4,171	(330)	9,842
Non-interest income	422	279	2,242	371	3,314
Total income	5,646	1,056	6,413	41	13,156
Direct expenses	(700)	(219)	(1,497)	(4,886)	(7,302)
Indirect expenses	(1,784)	(391)	(2,066)	4,241	-
Other operating expenses	(2,484)	(610)	(3,563)	(645)	(7,302)
Litigation and conduct costs	(109)	(12)	(181)	(83)	(385)
Operating expenses	(2,593)	(622)	(3,744)	(728)	(7,687)
Operating profit/(loss) before impairment losses/releases	3,053	434	2,669	(687)	5,469
Impairment (losses)/releases	(229)	2	(122)	12	(337)
Operating profit/(loss)	2,824	436	2,547	(675)	5,132
Income excluding notable items	5,646	1,056	6,416	(57)	13,061

Additional information
Return on tangible equity (1)	na	na	na	na	12.3%
Return on equity (1)	28.6%	24.5%	12.2%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	44.0%	57.8%	55.6%	nm	55.5%
Total assets (£bn)	226.4	29.9	404.8	59.0	720.1
Funded assets (£bn) (1)	226.4	29.9	306.3	57.9	620.5
Net loans to customers - amortised cost (£bn)	197.6	19.2	129.9	19.6	366.3
Loan impairment rate (1)	11bps	(1)bp	9bps	nm	9bps
Impairment provisions (£bn)	(1.6)	(0.1)	(1.6)	(0.1)	(3.4)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.7)	(0.1)	(1.7)
Customer deposits (£bn)	188.4	41.2	203.3	17.4	450.3
Risk-weighted assets (RWAs) (£bn)	54.7	11.2	103.2	7.0	176.1
RWA equivalent (RWAe) (£bn)	54.7	11.2	104.6	7.5	178.0
Employee numbers (FTEs - thousands)	14.0	2.1	12.3	33.1	61.5
Third party customer asset rate (2)	2.64%	3.01%	3.53%	nm	nm
Third party customer funding rate (2)	(0.20%)	(0.27%)	(0.21%)	nm	nm
Bank average interest earning assets (£bn) (1)	190.8	19.1	126.1	na	345.2
Bank net interest margin (1)	2.74%	4.07%	3.31%	na	2.85%

For the notes to this table, refer to page 18. nm = not meaningful, na = not applicable.

Segment performance continued

	Year ended 31 December 2021 (3)

					Total
	Retail	Private	Commercial	Central items	NatWest
	Banking	Banking	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	4,074	480	2,974	7	7,535
Non-interest income	371	336	1,864	323	2,894
Total income	4,445	816	4,838	330	10,429
Direct expenses	(805)	(200)	(1,773)	(4,514)	(7,292)
Indirect expenses	(1,632)	(323)	(1,873)	3,828	-
Other operating expenses	(2,437)	(523)	(3,646)	(686)	(7,292)
Litigation and conduct costs	(76)	3	(111)	(282)	(466)
Operating expenses	(2,513)	(520)	(3,757)	(968)	(7,758)
Operating profit/(loss) before impairment releases/losses	1,932	296	1,081	(638)	2,671
Impairment releases/(losses)	36	54	1,160	(77)	1,173
Operating profit/(loss)	1,968	350	2,241	(715)	3,844
Income excluding notable items	4,445	762	4,886	91	10,184

Additional information
Return on tangible equity (1)	na	na	na	na	9.4%
Return on equity (1)	26.1%	17.0%	10.9%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	54.8%	64.1%	75.4%	nm	69.9%
Total assets (£bn)	210.0	29.9	425.9	116.2	782.0
Funded assets (£bn) (1)	210.0	29.8	321.3	114.8	675.9
Net loans to customers - amortised cost (£bn)	182.2	18.4	124.2	34.2	359.0
Loan impairment rate (1)	(2)bps	(29)bps	(92)bps	nm	(32)bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.7)	(0.5)	(3.8)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.7)	(0.4)	(2.0)
Customer deposits (£bn)	188.9	39.3	217.5	34.1	479.8
Risk-weighted assets (RWAs) (£bn)	36.7	11.3	98.1	10.9	157.0
RWA equivalent (RWAe) (£bn)	36.7	11.3	99.9	11.2	159.1
Employee numbers (FTEs - thousands)	14.6	1.9	11.8	29.6	57.9
Third party customer asset rate (2)	2.66%	2.36%	2.71%	nm	nm
Third party customer funding rate (2)	(0.06%)	-	(0.02%)	nm	nm
Bank average interest earning assets (£bn) (1)	179.1	18.3	121.0	na	327.3
Bank net interest margin (1)	2.27%	2.63%	2.46%	na	2.30%

For the notes to this table, refer to page 18. nm = not meaningful, na = not applicable.

Segment performance continued

	Quarter ended 31 December 2022

					Total
	Retail	Private	Commercial	Central items	NatWest
	Banking	Banking	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,505	251	1,276	(164)	2,868
Non-interest income	112	59	543	126	840
Total income	1,617	310	1,819	(38)	3,708
Direct expenses	(202)	(62)	(396)	(1,387)	(2,047)
Indirect expenses	(468)	(126)	(593)	1,187	-
Other operating expenses	(670)	(188)	(989)	(200)	(2,047)
Litigation and conduct costs	12	(10)	(42)	(51)	(91)
Operating expenses	(658)	(198)	(1,031)	(251)	(2,138)
Operating profit/(loss) before impairment losses/releases	959	112	788	(289)	1,570
Impairment (losses)/releases	(87)	(2)	(62)	7	(144)
Operating profit/(loss)	872	110	726	(282)	1,426
Income excluding notable items	1,617	310	1,838	1	3,766

Additional information
Return on tangible equity (1)	na	na	na	na	20.6%
Return on equity (1)	34.7%	24.2%	13.7%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	41.4%	60.6%	54.4%	nm	55.2%
Total assets (£bn)	226.4	29.9	404.8	59.0	720.1
Funded assets (£bn) (1)	226.4	29.9	306.3	57.9	620.5
Net loans to customers - amortised cost (£bn)	197.6	19.2	129.9	19.6	366.3
Loan impairment rate (1)	17bps	4bps	19bps	nm	16bps
Impairment provisions (£bn)	(1.6)	(0.1)	(1.6)	(0.1)	(3.4)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.7)	(0.1)	(1.7)
Customer deposits (£bn)	188.4	41.2	203.3	17.4	450.3
Risk-weighted assets (RWAs) (£bn)	54.7	11.2	103.2	7.0	176.1
RWA equivalent (RWAe) (£bn)	54.7	11.2	104.6	7.5	178.0
Employee numbers (FTEs - thousands)	14.0	2.1	12.3	33.1	61.5
Third party customer asset rate (2)	2.72%	3.62%	4.44%	nm	nm
Third party customer funding rate (2)	(0.49%)	(0.65%)	(0.53%)	nm	nm
Bank average interest earning assets (£bn) (1)	197.4	19.2	130.3	na	355.8
Bank net interest margin (1)	3.02%	5.19%	3.89%	na	3.20%

For the notes to this table, refer to page 18. nm = not meaningful, na = not applicable.

Segment performance continued

	Quarter ended 30 September 2022

					Total
	Retail	Private	Commercial	Central items	NatWest
	Banking	Banking	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,379	211	1,131	(81)	2,640
Non-interest income	96	74	526	(107)	589
Total income	1,475	285	1,657	(188)	3,229
Direct expenses	(178)	(55)	(365)	(1,173)	(1,771)
Indirect expenses	(452)	(83)	(475)	1,010	-
Other operating expenses	(630)	(138)	(840)	(163)	(1,771)
Litigation and conduct costs	(63)	(1)	(53)	(8)	(125)
Operating expenses	(693)	(139)	(893)	(171)	(1,896)
Operating profit/(loss) before impairment losses	782	146	764	(359)	1,333
Impairment losses	(116)	(7)	(119)	(5)	(247)
Operating profit/(loss)	666	139	645	(364)	1,086
Income excluding notable items	1,475	285	1,648	(11)	3,397

Additional information
Return on tangible equity (1)	na	na	na	na	2.9%
Return on equity (1)	27.0%	31.8%	12.2%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	42.7%	48.4%	50.7%	nm	54.8%
Total assets (£bn)	221.3	29.8	465.3	85.1	801.5
Funded assets (£bn) (1)	221.3	29.8	325.5	83.9	660.5
Net loans to customers - amortised cost (£bn)	192.8	19.1	131.9	28.0	371.8
Loan impairment rate (1)	24bps	15bps	36bps	nm	26bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.6)	(0.1)	(3.3)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.7)	(0.1)	(1.7)
Customer deposits (£bn)	190.9	42.2	215.2	24.7	473.0
Risk-weighted assets (RWAs) (£bn)	53.0	11.1	104.8	9.6	178.5
RWA equivalent (RWAe) (£bn)	53.0	11.1	106.5	10.1	180.7
Employee numbers (FTEs - thousands)	13.6	2.1	12.1	32.2	60.0
Third party customer asset rate (2)	2.64%	3.09%	3.53%	nm	nm
Third party customer funding rate (2)	(0.17%)	(0.29%)	(0.19%)	nm	nm
Bank average interest earning assets (£bn) (1)	192.1	19.2	129.8	na	350.7
Bank net interest margin (1)	2.85%	4.37%	3.46%	na	2.99%

For the notes to this table, refer to the following page. nm = not meaningful, na = not applicable.

Segment performance continued

	Quarter ended 31 December 2021 (3)

					Total
	Retail	Private	Commercial	Central items	NatWest
	Banking	Banking	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,057	126	764	(25)	1,922
Non-interest income	107	127	404	42	680
Total income	1,164	253	1,168	17	2,602
Direct expenses	(281)	(61)	(482)	(1,314)	(2,138)
Indirect expenses	(441)	(89)	(530)	1,060	-
Other operating expenses	(722)	(150)	(1,012)	(254)	(2,138)
Litigation and conduct costs	(52)	(5)	(47)	(86)	(190)
Operating expenses	(774)	(155)	(1,059)	(340)	(2,328)
Operating profit/(loss) before impairment losses/releases	390	98	109	(323)	274
Impairment (losses)/releases	(5)	12	317	(55)	269
Operating profit/(loss)	385	110	426	(378)	543
Income excluding notable items	1,164	199	1,181	(4)	2,540

Additional information
Return on tangible equity (1)	na	na	na	na	5.6%
Return on equity (1)	19.7%	21.3%	8.3%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	62.0%	59.3%	86.6%	nm	82.2%
Total assets (£bn)	210.0	29.9	425.9	116.2	782.0
Funded assets (£bn) (1)	210.0	29.8	321.3	114.8	675.9
Net loans to customers - amortised cost (£bn)	182.2	18.4	124.2	34.2	359.0
Loan impairment rate (1)	1bp	(26)bps	(101)bps	nm	(30)bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.7)	(0.5)	(3.8)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.7)	(0.4)	(2.0)
Customer deposits (£bn)	188.9	39.3	217.5	34.1	479.8
Risk-weighted assets (RWAs) (£bn)	36.7	11.3	98.1	10.9	157.0
RWA equivalent (RWAe) (£bn)	36.7	11.3	99.9	11.2	159.1
Employee numbers (FTEs - thousands)	14.6	1.9	11.8	29.6	57.9
Third party customer asset rate (2)	2.58%	2.34%	2.75%	nm	nm
Third party customer funding rate (2)	(0.05%)	-	(0.01%)	nm	nm
Bank average interest earning assets (£bn) (1)	183.5	18.7	120.4	na	331.7
Bank net interest margin (1)	2.28%	2.67%	2.52%	na	2.30%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)
Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation. Net interest margin is calculated as net interest income as a percentage of the average interest-earning assets, and excludes liquid asset buffer.

(3)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 4 on page 33.

Business performance summary

Capital and leverage ratios

The table below sets out the key capital and leverage ratios. From 1 January 2022, NatWest Group is subject to the requirements set out in the PRA Rulebook. Therefore, going forward the capital and leverage ratios are being presented under these frameworks on a transitional basis.

	31 December	30 September	31 December
	2022	2022	2021
Capital adequacy ratios (1)%		%	%
CET1	14.2	14.3	18.2
Tier 1	16.4	16.5	21.0
Total	19.3	19.2	24.7

Capital	£m	£m	£m
Tangible equity	25,482	24,093	30,689

Prudential valuation adjustment	(275)	(319)	(274)
Deferred tax assets	(912)	(687)	(761)
Own credit adjustments	(58)	(116)	21
Pension fund assets	(227)	(360)	(465)
Cash flow hedging reserve	2,771	3,274	395
Foreseeable ordinary dividends	(967)	(668)	(1,211)
Adjustment for trust assets (2)	(365)	—	—
Foreseeable charges - on-market ordinary share buyback programme	(800)	—	(825)
Prudential amortisation of software development costs	—	—	411
Adjustments under IFRS 9 transitional arrangements	361	358	621
Insufficient coverage for non-performing exposures	(18)	(19)	(5)
Total deductions	(490)	1,463	(2,093)

CET1 capital	24,992	25,556	28,596

End-point AT1 capital	3,875	3,875	3,875
Grandfathered instrument transitional arrangements	—	—	571
Transitional AT1 capital	3,875	3,875	4,446
Tier 1 capital	28,867	29,431	33,042

End-point Tier 2 capital	4,978	4,691	5,402
Grandfathered instrument transitional arrangements	75	108	304
Transitional Tier 2 capital	5,053	4,799	5,706
Total regulatory capital	33,920	34,230	38,748

Risk-weighted assets
Credit risk	141,963	141,530	120,116
Counterparty credit risk	6,723	8,500	7,907
Market risk	8,300	9,349	7,917
Operational risk	19,115	19,115	21,031
Total RWAs	176,101	178,494	156,971

(1)
Based on current PRA rules, therefore includes the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. The impact of the IFRS 9 transitional adjustments at 31 December 2022 was £0.4 billion for CET1 capital, £36 million for total capital and £71 million RWAs (30 September 2022 - £0.4 billion CET1 capital, £23 million total capital and £80 million RWAs, 31 December 2021 - £0.6 billion CET1 capital, £0.5 billion total capital and £36 million RWAs). Excluding these adjustments, the CET1 ratio would be 14.0% (30 September 2022 – 14.1%, 31 December 2021 – 17.8%). The transitional relief on grandfathered instruments at 31 December 2022 was £0.1 billion (30 September 2022 - £0.1 billion, 31 December 2021 - £0.9 billion). Excluding both the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting, the end-point Tier 1 capital ratio would be 16.2% (30 September 2022 – 16.3%, 31 December 2021 – 20.3%) and the end-point Total capital ratio would be 19.2% (30 September 2022 – 19.1%, 31 December 2021 – 23.8%).

(2)	Prudent deduction in respect of agreement with the pension fund to establish new legal structure. See Notes 5 and 33 in the 2022 NatWest Group Annual Report and Accounts.

Business performance summary

Capital and leverage ratios continued

	31 December	30 September	31 December
	2022	2022	2021
Leverage	£m	£m	£m
Cash and balances at central banks	144,832	155,266	177,757
Trading assets	45,577	57,833	59,158
Derivatives	99,545	141,002	106,139
Financial assets	404,374	411,623	412,817
Other assets	18,864	23,560	17,106
Assets of disposal groups	6,861	12,209	9,015
Total assets	720,053	801,493	781,992
Derivatives
- netting and variation margin	(100,356)	(139,383)	(110,204)
- potential future exposures	18,327	20,466	35,035
Securities financing transactions gross up	4,147	6,155	1,397
Other off balance sheet items	46,144	45,862	44,240
Regulatory deductions and other adjustments	(7,114)	(11,540)	(8,980)
Claims on central banks	(141,144)	(151,725)	(174,148)
Exclusion of bounce back loans	(5,444)	(6,462)	(7,474)
UK leverage exposure	534,613	564,866	561,858
UK leverage ratio (%) (1)	5.4	5.2	5.9

(1)
The UK leverage exposure and transitional Tier 1 capital are calculated in accordance with current PRA rules. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.3% (30 September 2022 – 5.2%, 31 December 2021 – 5.8%).

Business performance summary

Credit Risk
Economic loss drivers

The tables and commentary below provide details of the key economic loss drivers under the four scenarios.

The main macroeconomic variables for each of the four scenarios used for ECL modelling are set out in the main macroeconomic variables table below. The compound annual growth rate (CAGR) for GDP is shown. It also shows the five-year average for unemployment and the Bank of England base rate. The house price index and commercial real estate figures show the total change in each asset over five years

Main macroeconomic variables	2022					2021
				Extreme	Weighted				Extreme	Weighted
	Upside	Base case	Downside	downside	average	Upside	Base case	Downside	downside	average
Five-year summary	%	%	%	%	%	%	%	%	%	%
GDP - CAGR	1.6	0.8	0.2	(0.2)	0.7	2.4	1.7	1.4	0.6	1.8
Unemployment - average	3.9	4.6	5.1	7.2	5.0	3.5	4.2	4.8	6.7	4.2
House price index - total change	21.5	(1.3)	(6.0)	(22.4)	(1.3)	22.7	12.1	4.3	(5.3)	12.8
Bank of England base rate - average	2.6	3.3	1.5	4.9	3.1	1.5	0.8	0.7	(0.5)	0.9
Commercial real estate price - total change	(0.1)	(14.4)	(17.2)	(38.3)	(16.1)	18.2	7.2	5.5	(6.4)	9.5
Consumer price index - CAGR	2.4	3.0	3.1	7.0	3.6	2.7	2.5	3.1	1.5	2.6
Equity stock index - total change	22.6	13.9	1.8	(8.5)	9.5	36.6	24.9	12.5	0.2	24.7
World GDP - CAGR	3.7	3.3	1.6	1.0	2.7	3.5	3.2	2.6	0.6	3.1
Probability weight	18.6	45.0	20.8	15.6		30.0	45.0	20.0	5.0

(1)
The five year period starts after Q3 2022 for 31 December 2022 and Q3 2021 for 31 December 2021.
(2)
CAGR and total change figures are not comparable with 31 December 2021 data, as the starting quarters differ
ECL post model adjustments

The table below shows ECL post model adjustments.

	Retail Banking		Private	Commercial &	Central
	Mortgages	Other	Banking	Institutional	items (1)	Total
2022	£m	£m	£m	£m	£m	£m
Economic uncertainty	102	51	6	191	2	352
Other adjustments	8	20	—	16	15	59
Total	110	71	6	207	17	411

Of which:
- Stage 1	62	27	3	63	—	155
- Stage 2	32	44	3	139	17	235
- Stage 3	16	—	—	5	1	22

2021
Deferred model calibrations	58	97	—	62	2	219
Economic uncertainty	60	99	5	391	29	584
Other adjustments	37	—	—	5	156	198
Total	155	196	5	458	187	1,001

Of which:
- Stage 1	9	5	—	15	5	34
- Stage 2	126	164	5	443	33	771
- Stage 3	20	27	—	—	149	196

Post model adjustments have reduced significantly since 31 December 2021, with notable shifts in all categories. This reflected:

The reclassification of the Ulster Bank RoI mortgage book, in Q3 2022, from amortised cost to fair value through profit or loss and continued activity on the strategic shift to exit the market.

Removal of deferred model calibration post model adjustments following the implementation of new models as well as COVID-19 adjustments no longer being required.

Economic uncertainty adjustments significantly reduced as many COVID-19 adjustments were no longer required, plus the deteriorating economic outlook and improved modelling approaches, resulted in increases in modelled ECL.

Business performance summary
Portfolio summary – segment analysis
The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

				Central
	Retail	Private	Commercial	items
	Banking	Banking	& Institutional	& other	Total
2022	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI
Stage 1	174,727	18,367	108,791	23,339	325,224
Stage 2	21,561	801	24,226	245	46,833
Stage 3	2,565	242	2,166	123	5,096
Of which: individual	-	168	905	48	1,121
Of which: collective	2,565	74	1,261	75	3,975
Subtotal excluding disposal group loans	198,853	19,410	135,183	23,707	377,153
Disposal group loans				1,502	1,502
Total				25,209	378,655
ECL provisions (1)
Stage 1	251	21	342	18	632
Stage 2	450	14	534	45	1,043
Stage 3	917	26	747	69	1,759
Of which: individual	-	26	251	10	287
Of which: collective	917	-	496	59	1,472
Subtotal excluding ECL provisions on disposal group loans	1,618	61	1,623	132	3,434
ECL on disposal group loans				53	53
Total				185	3,487
ECL provisions coverage (2)
Stage 1 (%)	0.14	0.11	0.31	0.08	0.19
Stage 2 (%)	2.09	1.75	2.20	18.37	2.23
Stage 3 (%)	35.75	10.74	34.49	56.10	34.52
ECL provisions coverage excluding disposal group loans	0.81	0.31	1.20	0.56	0.91
ECL provisions coverage on disposal group loans				3.53	3.53
Total				0.73	0.92
Impairment losses/(releases)
ECL (release)/charge (3)	229	(2)	122	(12)	337
Stage 1	(146)	2	(135)	(11)	(290)
Stage 2	268	(7)	108	24	393
Stage 3	107	3	149	(25)	234
Of which: individual	-	3	57	(6)	54
Of which: collective	107	-	92	(19)	180
Continuing operations	229	(2)	122	(12)	337
Discontinued operations	-			(71)	(71)
Total				(83)	266

Amounts written-off	216	15	224	27	482
Of which: individual	-	15	153	-	168
Of which: collective	216	-	71	27	314

Business performance summary
Portfolio summary – segment analysis continued
				Central
	Retail	Private	Commercial	items
	Banking	Banking	& Institutional	& other	Total
2021	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI
Stage 1	168,013	17,600	107,368	37,843	330,824
Stage 2	13,594	967	18,477	943	33,981
Stage 3	1,884	270	2,081	787	5,022
Of which: individual	-	270	884	61	1,215
Of which: collective	1,884	-	1,197	726	3,807
Subtotal excluding disposal group loans	183,491	18,837	127,926	39,573	369,827
Disposal group loans				9,084	9,084
Total				48,657	378,911
ECL provisions (1)
Stage 1	134	12	129	27	302
Stage 2	590	29	784	75	1,478
Stage 3	850	37	751	388	2,026
Of which: individual	-	37	313	13	363
Of which: collective	850	-	438	375	1,663
Subtotal excluding ECL provisions on disposal group loans	1,574	78	1,664	490	3,806
ECL on disposal group loans				109	109
Total				599	3,915
ECL provisions coverage (2)
Stage 1 (%)	0.08	0.07	0.12	0.07	0.09
Stage 2 (%)	4.34	3.00	4.24	7.95	4.35
Stage 3 (%)	45.12	13.70	36.09	49.30	40.34
ECL provisions coverage excluding disposal group loans	0.86	0.41	1.30	1.24	1.03
ECL provisions coverage on disposal group loans				1.20	1.20
Total				1.23	1.03
Impairment (releases)/losses
ECL (release)/charge (3,4)	(36)	(54)	(1,160)	77	(1,173)
Stage 1	(387)	(45)	(872)	(13)	(1,317)
Stage 2	157	(15)	(299)	(7)	(164)
Stage 3	194	6	11	97	308
Of which: individual	-	6	16	(2)	20
Of which: collective	194	-	(5)	99	266
Continuing operations	(36)	(54)	(1,160)	77	(1,173)
Discontinued operations				(162)	(162)
Total				(85)	(1,335)
Amounts written-off	220	6	562	88	876
Of which: individual	-	6	449	-	455
Of which: collective	220	-	113	88	421

(1)	Includes £3 million (2021 - £5 million) related to assets classified as FVOCI.
(2)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions.
(3)
Includes a £4 million release (2021 – £3 million release) related to other financial assets, of which nil release (2021 – £2 million release) related to assets classified as FVOCI; and £5 million release (2021 – £34 million release) related to contingent liabilities.

(4)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 4 on page 33.
(5)
The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to the Financial instruments within the scope of the IFRS 9 ECL framework section in the NatWest Group plc 2022 Annual Report and Accounts for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £143.3 billion (2021 – £176.3 billion) and debt securities of £29.9 billion (2021 – £44.9 billion).

Business performance summary

Analysis of ECL provision
The table below shows gross loans and ECL provision analysis.
	31 December	30 September	30 June	31 December
	2022	2022	2022	2021
	£m	£m	£m	£m
Total loans	377,153	384,413	376,442	369,827
Personal	217,123	212,199	208,650	207,380
Wholesale	160,030	172,214	167,792	162,447

Value of loans in Stage 2	46,833	34,033	28,505	33,981
Personal	21,854	13,247	11,828	14,423
Wholesale	24,979	20,786	16,677	19,558

ECL provisions in Stage 2	1,043	1,121	1,122	1,478
Personal	466	431	440	614
Wholesale	577	690	682	864

ECL provision coverage in Stage 2	2.23%	3.29%	3.94%	4.35%
Personal	2.13%	3.25%	3.72%	4.26%
Wholesale	2.31%	3.32%	4.09%	4.42%

Condensed consolidated income statement for the period ended 31 December 2022

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2022	2021 (1)	2022	2022	2021 (1)
	£m	£m	£m	£m	£m
Interest receivable	12,637	9,234	4,046	3,341	2,325
Interest payable	(2,795)	(1,699)	(1,178)	(701)	(403)

Net interest income	9,842	7,535	2,868	2,640	1,922

Fees and commissions receivable	2,915	2,694	770	721	724
Fees and commissions payable	(623)	(574)	(155)	(168)	(149)
Income from trading activities	1,133	323	164	260	(3)
Other operating income	(111)	451	61	(224)	108

Non-interest income	3,314	2,894	840	589	680

Total income	13,156	10,429	3,708	3,229	2,602

Staff costs	(3,716)	(3,676)	(1,029)	(879)	(915)
Premises and equipment	(1,112)	(1,133)	(292)	(286)	(368)
Other administrative expenses	(2,026)	(2,026)	(597)	(531)	(735)
Depreciation and amortisation	(833)	(923)	(220)	(200)	(310)

Operating expenses	(7,687)	(7,758)	(2,138)	(1,896)	(2,328)

Profit before impairment losses/releases	5,469	2,671	1,570	1,333	274
Impairment (losses)/releases	(337)	1,173	(144)	(247)	269

Operating profit before tax	5,132	3,844	1,426	1,086	543
Tax charge	(1,275)	(996)	(46)	(434)	(234)
Profit from continuing operations	3,857	2,848	1,380	652	309
(Loss)/profit from discontinued operations, net of tax (2)	(262)	464	(56)	(396)	189
Profit for the period	3,595	3,312	1,324	256	498

Attributable to:
Ordinary shareholders	3,340	2,950	1,262	187	434
Preference shareholders	-	19	-	-	5
Paid-in equity holders	249	299	61	67	58
Non-controlling interests	6	44	1	2	1
	3,595	3,312	1,324	256	498

Earnings per ordinary share - continuing operations	36.5p	23.0p	13.7p	6.0p	2.3p
Earnings per ordinary share - discontinued operations	(2.7p)	4.3p	(0.6p)	(4.1p)	1.8p
Total earnings per share attributable to
ordinary shareholders - basic	33.8p	27.3p	13.1p	1.9p	4.1p
Earnings per ordinary share - fully diluted
continuing operations	36.2p	22.9p	13.6p	6.0p	2.3p
Earnings per ordinary share - fully diluted
discontinued operations	(2.6p)	4.3p	(0.6p)	(4.1p)	1.8p
Total earnings per share attributable to
ordinary shareholders - fully diluted	33.6p	27.2p	13.0p	1.9p	4.1p

(1)	Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 4 on page 33.
(2)	The results of discontinued operations, comprising the post-tax profit is shown as a single amount on the face of the income statement. An analysis of this amount is presented in Note 4 on page 33.
(3)
At the General Meeting and Class Meeting on 25 August 2022, the shareholders approved the proposed special dividend and share consolidation. On 30 August the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares and earnings per share have been adjusted retrospectively.

Condensed consolidated statement of comprehensive income
for the period ended 31 December 2022
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Profit for the period	3,595	3,312	1,324	256	498
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes (1)	(840)	(669)	(158)	(165)	71
Changes in fair value of credit in financial liabilities
designated at FVTPL	50	(29)	(52)	11	-
FVOCI financial assets	59	13	17	39	2
Tax	187	164	51	13	(21)
	(544)	(521)	(142)	(102)	52
Items that do qualify for reclassification
FVOCI financial assets	(457)	(100)	(6)	7	45
Cash flow hedges (2)	(3,277)	(848)	701	(2,421)	(238)
Currency translation	241	(382)	(117)	173	(115)
Tax	1,067	213	(192)	693	83
	(2,426)	(1,117)	386	(1,548)	(225)
Other comprehensive (loss)/income after tax	(2,970)	(1,638)	244	(1,650)	(173)

Total comprehensive income/(loss) for the period	625	1,674	1,568	(1,394)	325

Attributable to:
Ordinary shareholders	370	1,308	1,506	(1,463)	261
Preference shareholders	-	19	-	-	5
Paid-in equity holders	249	299	61	67	58
Non-controlling interests	6	48	1	2	1
	625	1,674	1,568	(1,394)	325

(1)
Following the purchase of ordinary shares from UKGI in Q1 2022, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million. Other material movements came from asset underperformance relative to movements in the schemes’ liabilities over the year. In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the reporting period, are assessed to identify significant market fluctuations and one-off events since the end of the prior financial year.

(2)	The unrealised losses on cash flow hedge reserves is mainly driven by deferment of losses on GBP net received fixed swaps as interest rates have increased.

Condensed consolidated balance sheet as at 31 December 2022

	31 December	30 September	31 December
	2022	2022	2021
	£m	£m	£m
Assets
Cash and balances at central banks	144,832	155,266	177,757
Trading assets	45,577	57,833	59,158
Derivatives	99,545	141,002	106,139
Settlement balances	2,572	7,587	2,141
Loans to banks - amortised cost	7,139	9,554	7,682
Loans to customers - amortised cost	366,340	371,812	358,990
Other financial assets	30,895	30,257	46,145
Intangible assets	7,116	6,961	6,723
Other assets	9,176	9,012	8,242
Assets of disposal groups	6,861	12,209	9,015
Total assets	720,053	801,493	781,992

Liabilities
Bank deposits	20,441	24,713	26,279
Customer deposits	450,318	473,026	479,810
Settlement balances	2,012	7,220	2,068
Trading liabilities	52,808	64,754	64,598
Derivatives	94,047	134,958	100,835
Other financial liabilities	49,107	46,895	49,326
Subordinated liabilities	6,260	6,592	8,429
Notes in circulation	3,218	3,077	3,047
Other liabilities	5,346	5,302	5,797
Total liabilities	683,557	766,537	740,189

Equity
Ordinary shareholders' interests	32,598	31,054	37,412
Other owners' interests	3,890	3,890	4,384
Owners' equity	36,488	34,944	41,796
Non-controlling interests	8	12	7
Total equity	36,496	34,956	41,803
Total liabilities and equity	720,053	801,493	781,992

Condensed consolidated statement of changes in equity
for the period ended 31 December 2022
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Called-up share capital - at 1 January	11,468	12,129	10,539	10,583	11,642
Ordinary shares issued	-	37	-		-
Share cancellation (1,4)	(929)	(698)	-	(44)	(174)
At 31 December	10,539	11,468	10,539	10,539	11,468
				-
Paid-in equity - at 1 January	3,890	4,999	3,890	3,890	3,890
Reclassified (2)	-	(2,046)	-	-	-
Issued	-	937	-	-	-
At 31 December	3,890	3,890	3,890	3,890	3,890

Share premium account - at 1 January	1,161	1,111	1,161	1,161	1,161
Ordinary shares issued	-	50	-	-	-
At 31 December	1,161	1,161	1,161	1,161	1,161

Merger reserve - at 1 January and 31 December	10,881	10,881	10,881	10,881	10,881

FVOCI reserve - at 1 January	269	360	(105)	(67)	237
Unrealised (losses)/gains (6)	(570)	32	(3)	(123)	97
Realised losses/(gains)	59	(122)	14	62	(51)
Tax	140	(1)	(8)	23	(14)
At 31 December	(102)	269	(102)	(105)	269

Cash flow hedging reserve - at 1 January	(395)	229	(3,273)	(1,526)	(254)
Amount recognised in equity (7)	(2,973)	(687)	734	(2,321)	(186)
Amount transferred from equity to earnings	(304)	(161)	(33)	(100)	(52)
Tax	901	224	(199)	674	97
At 31 December	(2,771)	(395)	(2,771)	(3,273)	(395)

Foreign exchange reserve - at 1 January	1,205	1,608	1,589	1,404	1,325
Retranslation of net assets	512	(484)	(87)	292	(173)
Foreign currency (losses)/gains on hedges of net assets	(266)	88	(29)	(115)	48
Tax	32	(17)	6	12	(5)
Recycled to profit or loss on disposal of businesses	(5)	10	(1)	(4)	10
At 31 December	1,478	1,205	1,478	1,589	1,205

Capital redemption reserve - at 1 January	722	-	1,651	1,607	548
Share cancellation (1,4)	929	698	-	44	174
Redemption of preference shares (5)	-	24	-	-	-
At 31 December	1,651	722	1,651	1,651	722

Retained earnings - at 1 January	12,966	12,567	8,886	10,963	12,835
Profit/(loss) attributable to ordinary shareholders and
other equity owners
- continuing operations	3,851	2,804	1,379	650	308
- discontinued operations	(262)	464	(56)	(396)	189
Equity preference dividends paid	-	(19)	-	-	(5)
Paid-in equity dividends paid	(249)	(299)	(61)	(67)	(58)
Ordinary dividends paid	(1,205)	(693)	-	(364)	-
Special dividends paid	(1,746)	-	-	(1,746)	-
Shares repurchased (1,4)	(2,054)	(1,423)	-	(96)	(387)
Redemption of preference shares (5)	(750)	(24)	-	-	-
Redemption/reclassification of paid-in equity (2)
- gross	-	134	-	-	-
- tax	(36)	16	-	(15)	-
Realised gains in period on FVOCI equity shares
- gross	113	3	-	107	1
- tax	(9)	-	12	(21)	-
Remeasurement of retirement benefit schemes (3)
- gross	(840)	(669)	(158)	(165)	71
- tax	192	168	40	19	(16)

Condensed consolidated statement of changes in equity
for the period ended 31 December 2022 continued

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Changes in fair value of credit in financial liabilities
designated at FVTPL
- gross	50	(29)	(52)	11	-
- tax	(2)	3	8	(1)	-
Shares issued under employee share schemes	6	8	(2)	3	8
Share-based payments
- gross	(7)	(55)	19	4	11
- tax	1	10	4	-	9
At 31 December	10,019	12,966	10,019	8,886	12,966

Own shares held - at 1 January	(371)	(24)	(275)	(279)	(389)
Shares vested under employee share schemes	113	36	17	4	18
Own shares acquired (1)	-	(383)	-	-	-
At 31 December	(258)	(371)	(258)	(275)	(371)

Owners' equity at 31 December	36,488	41,796	36,488	34,944	41,796

Non-controlling interests - at 1 January	7	(36)	12	10	11
Currency translation adjustments and other movements	-	4	-	-	-
Profit attributable to non-controlling interests	6	44	1	2	1
Dividends paid	(5)	(5)	(5)	-	(5)
At 31 December	8	7	8	12	7

Total equity at 31 December	36,496	41,803	36,496	34,956	41,803

Attributable to:
Ordinary shareholders	32,598	37,412	32,598	31,054	37,412
Preference shareholders	-	494	-	-	494
Paid-in equity holders	3,890	3,890	3,890	3,890	3,890
Non-controlling interests	8	7	8	12	7
	36,496	41,803	36,496	34,956	41,803

(1)
In March 2022, there was an agreement with HM Treasury to buy 549.9 million (March 2021 - 591 million) ordinary shares in NatWest Group plc from UK Government Investments Ltd, at 220.5 pence per share (March 2021 - 190.5 pence per share) for the total consideration of £1.22 billion (March 2021 - £1.13 billion). NatWest Group cancelled all 549.9 million of the purchased ordinary shares (March 2021 - NatWest Group cancelled 391 million of the purchased ordinary shares, and held the remaining 200 million in own shares held). The nominal value of the share cancellation has been transferred to the capital redemption reserve.

(2)	In July 2021, paid-in equity reclassified to liabilities as the result of a call in August 2021 of US$2.65 billion AT1 Capital notes.
(3)
Following the purchase of ordinary shares from UKGI in Q1 2022, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million. Other material movements came from asset underperformance relative to movements in the schemes’ liabilities over the year. In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the reporting period, are assessed to identify significant market fluctuations and one-off events since the end of the prior financial year.

(4)
NatWest Group plc repurchased and cancelled 379.3 million (2021 - 310.8 million) shares for total consideration of £829.3 million (2022 £676.2 million) excluding fees as part of the respective 2021 and 2022 On Market Share Buyback Programmes that concluded earlier this year. The nominal value of the share cancellations has been transferred to the capital redemption reserve.

(5)
Following an announcement of a Regulatory Call in February 2022, the Series U preference shares were reclassified to liabilities. A £254 million loss was recognised in retained earnings as a result of FX unlocking.

(6)
Certain assets within this category have been subject to economic hedges. The effect of those creates a temporary difference between Other Comprehensive income and the income statement due to the difference in recognition criteria. This temporary difference is expected to reverse through the income statement over the duration of the hedge.

(7)	The unrealised losses on cash flow hedge reserves is mainly driven by deferment of losses on GBP net received fixed swaps as interest rates have increase.

Condensed consolidated cash flow statement for the year ended 31 December 2022
	Year ended
	31 December	31 December
	2022	2021
	£m	£m
Operating activities
Operating profit before tax from continuing operations(1)	5,132	3,844
Operating (loss)/profit before tax from discontinued operations(1)	(262)	467
Adjustments for non-cash items	1,203	3,623

Net cash flows from trading activities	6,073	7,934
Changes in operating assets and liabilities	(48,447)	46,606

Net cash flows from operating activities before tax	(42,374)	54,540
Income taxes paid	(1,223)	(856)

Net cash flows from operating activities	(43,597)	53,684
Net cash flows from investing activities	19,059	3,065
Net cash flows from financing activities	(10,652)	(2,601)
Effects of exchange rate changes on cash and cash equivalents	2,933	(2,641)

Net (decrease)/increase in cash and cash equivalents	(32,257)	51,507
Cash and cash equivalents at 1 January	190,706	139,199

Cash and cash equivalents at 31 December	158,449	190,706

(1)
Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 4 on page 33.

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements should be read in conjunction with NatWest Group plc’s 2022 Annual Report and Accounts. The critical and significant accounting policies are the same as those applied in the consolidated financial statements.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved.

2. Critical accounting policies and key sources of estimation uncertainty

The critical accounting policies and judgements are noted in NatWest Group plc’s 2022 Annual Report and Accounts.

Information used for significant estimates

Key financial estimates are based on management's latest five-year revenue and cost forecasts. Measurement of deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Changes in judgements and assumptions could result in a material adjustment to those estimates in future reporting periods. (Refer to the Risk factors in NatWest Group plc’s 2022 Annual Report and Accounts).

Notes
3.Tax

Analysis of the tax charge for the year

The tax charge comprises current and deferred tax in respect of profits and losses recognised or originating in the income statement. Tax on items originating outside the income statement is charged to other comprehensive income or direct to equity (as appropriate) and is therefore not reflected in the table below.

Current tax is tax payable or recoverable in respect of the taxable profit or loss for the year and any adjustments to tax payable in prior years.

	2022	2021	2020
Continuing operations	£m	£m	£m
Current tax
Charge for the year	(1,611)	(1,036)	(191)
Over provision in respect of prior years	100	31	86
	(1,511)	(1,005)	(105)
Deferred tax
Credit/(charge) for the year	47	(185)	176
UK tax rate change impact (1)	(10)	165	75
Net increase/(decrease) in the carrying value of deferred tax assets in respect of UK,
RoI and Netherlands losses	267	12	(130)
(Under)/over provision in respect of prior years (2)	(68)	17	(90)
Tax charge for the year	(1,275)	(996)	(74)

(1)
It was announced in the UK Government’s budget on 27 October 2021 that the main UK banking surcharge will decrease from 8% to 3% from 1 April 2023. This legislative change was enacted on 24 February 2022.
(2)
Prior year tax adjustments incorporate refinements to tax computations made on submission and agreement with the tax authorities and adjustments to provisions in respect of uncertain tax positions.

Judgment: tax contingencies

NatWest Group’s corporate income tax charge and its provisions for corporate income taxes necessarily involve a degree of estimation and judgment. The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the tax authorities in a number of jurisdictions. NatWest Group recognises anticipated tax liabilities based on all available evidence and, where appropriate, in the light of external advice. Any difference between the final outcome and the amounts provided will affect current and deferred income tax charges in the period when the matter is resolved.

Deferred tax

Deferred tax is the tax expected to be payable or recoverable in respect of temporary differences where the carrying amount of an asset or liability differs for accounting and tax purposes. Deferred tax liabilities reflect the expected amount of tax payable in the future on these temporary differences. Deferred tax assets reflect the expected amount of tax recoverable in the future on these differences. The net deferred tax asset recognised by the NatWest Group is shown below, together with details of the accounting judgments and tax rates that have been used to calculate the deferred tax. Details are also provided of any deferred tax assets or liabilities that have not been recognised on the balance sheet.

Analysis of deferred tax

	2022	2021
	£m	£m
Deferred tax asset	(2,178)	(1,195)
Deferred tax liability	227	359
Net deferred tax asset	(1,951)	(836)

Notes
4. Discontinued operations and assets and liabilities of disposal groups
Three legally binding agreements for the sale of UBIDAC business have been announced as part of the phased withdrawal from the Republic of Ireland. Material developments since Q3 are set out below.

Agreement with Allied Irish Banks, p.l.c. (AIB) for the transfer of performing commercial loans.

Successful migration of a further two tranches of performing commercial loans to AIB was completed during Q4 2022, with €2.1 billion of gross performing loans being fully migrated by year-end. It is expected that remaining migrations of commercial customers will be materially completed in phases over H1 2023. Colleagues who are wholly or mainly assigned to supporting this part of the business have continued to transfer to AIB under Transfer of Undertakings, Protection of Employment (TUPE) arrangements. Losses on disposal of €123 million have been recognised in 2022 (€47 million in Q4 2022) in respect of the migrations completed to date.

Agreement with Permanent TSB Group Holdings p.l.c. (PTSB) for the sale of performing non-tracker mortgages, the performing loans in the micro-SME business, the UBIDAC Asset Finance business, including its Lombard digital platform, and 25 Ulster Bank branch locations in the Republic of Ireland.

c.€5 billion of performing non-tracker mortgages migrated to PTSB in November 2022, with the remaining balances expected to migrate during H1 2023. In January 2023, 25 branches transferred to PTSB. The remaining performing non-tracker mortgages, micro-SME loans, Lombard Asset Finance business and all remaining eligible colleagues who will move under TUPE regulations, are also expected to transfer in 2023.

Agreement with AIB for the sale of performing tracker and linked mortgages.

In 2023 the Competition and Consumer Protection Commission (CCPC) granted approval on the portfolio sale of performing tracker and linked mortgages to AIB. Completion of this sale is expected to occur in Q2 2023.

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group. Comparatives have been re-presented from those previously published to reclassify certain items as discontinued operations. This has resulted in a re-presentation of 2021 comparatives: a reduction of Operating profit before tax and Profit from continuing operations of £188 million, and an increase of Profit from discontinued operations of £188 million. Total profit for the year remains unchanged. Ulster Bank RoI continuing operations are now reported within Group central items & other. In 2022 we reclassified mortgage loans to fair value through profit or loss, which resulted in a €453 million reduction in mortgage financial assets in UBIDAC to 31 December 2022 (€34 million in Q4 2022). This reclassification applies across both our continuing and discontinued operations.

(a) (Loss)/profit from discontinued operations, net of tax

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Interest receivable	177	339	17	4	82
Net interest income	177	339	17	4	82
Non-interest income (1)	(472)	13	(63)	(405)	4
Total income	(295)	352	(46)	(401)	86
Operating expenses	(38)	(47)	(3)	(11)	(14)
(Loss)/profit before impairment releases/losses	(333)	305	(49)	(412)	72
Impairment releases/(losses)	71	162	(7)	16	117
Operating (loss)/profit before tax	(262)	467	(56)	(396)	189
Tax charge	-	(3)	-	-	-
(Loss)/profit from discontinued operations, net of tax	(262)	464	(56)	(396)	189

(1)
Excludes gain of £20 million (€24 million) recognized by NatWest Group as a result of acquisition of PTSB shares in relation to disposal of UBIDAC assets to PTSB.

(b) Assets and liabilities of disposal groups

	31 December	31 December
	2022	2021
	£m	£m
Assets of disposal groups
Loans to customers - amortised cost	1,458	9,002
Other financial assets - loans to customers	5,397	-
Derivatives	-	5
Other assets	6	8
	6,861	9,015
Liabilities of disposal groups
Other liabilities	15	5
	15	5

Net assets of disposal groups	6,846	9,010

4. Discontinued operations and assets and liabilities of disposal groups continued
(c) Operating cash flows attributable to discontinued operations

	31 December	31 December
	2022	2021
	£m	£m
Net cash flows from operating activities	1,090	2,212
Net cash flows from investing activities	6,164	-
Net increase in cash and cash equivalents	7,254	2,212

5. Litigation and regulatory matters

NatWest Group plc and certain members of NatWest Group are party to legal proceedings and involved in regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions. Note 26 in the NatWest Group plc 2022 Annual Report and Accounts, issued on 17 February 2023 and available at natwestgroup.com (Note 26), discusses the Matters in which NatWest Group is currently involved and material developments. Other than the Matters discussed in Note 26, no member of NatWest Group is or has been involved in governmental, legal, or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. Recent developments in the Matters identified in Note 26 that have occurred since the Q3 2022 Interim Management Statement was issued on 28 October 2022, include, but are not limited to, those set out below.

Litigation

FX litigation
Following the 2015 settlement of the primary foreign exchange (FX) class action in the United States, some members of the settlement class opted out of the settlement and, in 2018, filed their own non-class complaint in the United States District Court for the Southern District of New York (SDNY), against NWM Plc, NWMSI, and other banks, asserting antitrust claims. In April 2019, some of the claimants in that opt-out case, as well as others, served proceedings in the High Court of Justice of England and Wales, asserting competition claims against NWM Plc and several other banks. The claim was transferred from the High Court of Justice of England and Wales in December 2021 and registered in the UK Competition Appeal Tribunal (CAT) in January 2022. In December 2022, NWM Plc reached an agreement in principle, subject to documentation, to resolve both the SDNY and CAT cases. The settlement amount to be paid by NWM Plc is covered by an existing provision.

US Anti-Terrorism Act litigation
On 5 January 2023, the United States Court of Appeals for the Second Circuit affirmed the United States District Court for the Eastern District of New York’s (EDNY) 2019 dismissal of the US Anti-Terrorism Act case filed in November 2014 against NWM N.V. and certain other financial institutions. The case concerns an alleged conspiracy to assist Iran in transferring money to Hezbollah and Iraqi terror cells that committed attacks in Iraq between 2003 and 2011. Similar cases, filed after the 2014 case that was the subject of the appeal, remain pending in the EDNY and the SDNY.

1MDB litigation
A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a Sovereign Wealth Fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB. It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. The claimant seeks the return of that amount plus interest. Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court’s jurisdiction to hear the claim. Coutts & Co Ltd is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

Regulatory matters

RBSI reliance regime and referral to enforcement
In January 2023, the Jersey Financial Services Commission notified The Royal Bank of Scotland International Limited (RBSI) that it had been referred to its Enforcement Division in relation to RBSI’s operation of the reliance regime. The reliance regime is specific to certain Crown Dependencies and enables the bank to rely on regulated third parties for specific due diligence information.

Notes
6. Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of NatWest Group. NatWest Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Bank of England facilities
In the ordinary course of business, NatWest Group may from time to time access market-wide facilities provided by the Bank of England.

Other related parties
(a) In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company.
(b) NatWest Group recharges The NatWest Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to NatWest Group.

Full details of NatWest Group’s related party transactions for the year ended 31 December 2022 are included in the NatWest Group plc 2022 Annual Report and Accounts.

7. Dividends
The company has announced that the directors have recommended a final dividend of £1.0 billion, or 10.0p per ordinary share (2021 – £844 million, or 7.5p per ordinary share) subject to shareholder approval at the Annual General Meeting on 25 April 2023. If approved, payment will be made on 2 May 2023 to shareholders on the register at the close of business on 17 March 2023. The ex-dividend date will be 16 March 2023.

8. Post balance sheet events

On 6 February 2023, NWB reached agreement with the trustees of the Main Section of the Group pension scheme to recognise that the final distribution linked contribution to the Main Scheme, of up to £471 million, in 2023 is not expected to be required. In its place, agreement was reached to establish a new legal structure to hold assets with a value equivalent to £471 million. These assets would become transferrable to the Main section in the event that future triggers, reflecting a funding requirement, were met. The assets are not de-recognised from NWB balance sheet, but are recorded as encumbered. The Group believes likelihood of triggers being met are remote given the current funding position of the Main section.

Other than as disclosed in this document, there have been no significant events between 31 December 2022 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

Statement of directors’ responsibilities

The responsibility statement below has been prepared in connection with NatWest Group’s full Annual Report and Accounts for the year ended 31 December 2022.

We, the directors listed below, confirm that to the best of our knowledge:

−
The financial statements, prepared in accordance with UK-adopted International Accounting Standards, International Financial Reporting Standards as issued by the International Accounting Standards Board, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidated taken as a whole; and

−
The Strategic report and Directors’ report (incorporating the Business review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Howard Davies	Alison Rose-Slade DBE	Katie Murray
Chairman	Group Chief Executive Officer	Group Chief Financial Officer

16 February 2023

Board of directors
Chairman	Executive directors	Non-executive directors
Howard Davies	Alison Rose-Slade DBE Katie Murray	Frank Dangeard Roisin Donnelly Patrick Flynn Morten Friis Yasmin Jetha Mike Rogers Mark Seligman Lena Wilson

Additional information

Presentation of information

‘Parent company’ refers to NatWest Group plc and ‘NatWest Group’ and ‘we’ refers to NatWest Group plc and its subsidiary and associated undertakings. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH’) and its subsidiary and associated undertakings.  The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings.  The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc.  The term ‘NWB Plc’ refers to National Westminster Bank Plc.  The term ‘UBIDAC’ refers to Ulster Bank Ireland DAC.  The term ‘RBSI Holdings Limited’ refers to The Royal Bank of Scotland International (Holdings) Limited. ‘Go-forward group’ excludes Ulster Bank RoI and discontinued operations.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence where the amounts are denominated in pounds sterling (‘GBP’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

Statutory results

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2021 have been filed with the Registrar of Companies and those for the year ended 31 December 2022 will be filed with the register of companies following the Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

MAR – Inside Information

This announcement contains information that qualified or may have qualified as inside information for NatWest Group plc, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. This announcement is made by Alexander Holcroft, Head of Investor Relations for NatWest Group plc.

Contacts
Analyst enquiries:	Alexander Holcroft, Investor Relations	+44 (0) 20 7672 1758
Media enquiries:	NatWest Group Press Office	+44 (0) 131 523 4205

Management presentation	Fixed income presentation
Date: 17 February 2023	Date: 17 February 2023
Time: 9:00 AM UK time	Time: 1:00 PM UK time
Zoom ID: 950 5999 0257	Zoom ID: 958 2703 7347

Available on www.natwestgroup.com/results
−	Announcement and slides.
−	NatWest Group plc 2022 Annual Report and Accounts.
−	A financial supplement containing income statement, balance sheet and segment performance for the nine quarters ended 31 December 2022.
−	NatWest Group and NWH Group Pillar 3 Report.
−	Climate-related Disclosures Report 2022.
−	Environmental, Social and Governance (ESG) Disclosures Report 2022

Forward looking statements
Cautionary statement regarding forward-looking statements
Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction, including the reduction of RWAs, CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group’s initial area of focus, climate and ESG-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, climate and sustainable funding and financing and financed emissions. In addition, this document includes forward-looking statements relating, but not limited to: implementation of NatWest Group’s purpose-led strategy and other strategic priorities (including in relation to: phased withdrawal from ROI, cost-controlling measures, the NatWest Markets refocusing, the creation of the Commercial & Institutional business segment and the progression towards working as One Bank across NatWest Group to serve customers); the timing and outcome of litigation and government and regulatory investigations; direct and on-market buy-backs; funding plans and credit risk profile; managing its capital position; liquidity ratio; portfolios; net interest margin and drivers related thereto; lending and income growth, product share and growth in target segments; impairments and write-downs; restructuring and remediation costs and charges; NatWest Group’s exposure to political risk, economic assumptions and risk, climate, environmental and sustainability risk, operational risk, conduct risk, financial crime risk, cyber, data and IT risk and credit rating risk and to various types of market risk, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience, including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements
These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements
We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely NatWest Group’s future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including due to high inflation, supply chain disruption and the Russian invasion of Ukraine); uncertainty regarding the effects of Brexit; changes in interest rates and foreign currency exchange rates; and HM Treasury’s ownership as the largest shareholder of NatWest Group plc); strategic risk (including in respect of the implementation of NatWest Group’s purpose-led Strategy; future acquisitions and divestments; phased withdrawal from ROI and the transfer of its Western European corporate portfolio); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; the competitive environment; counterparty and borrower risk; prudential regulatory requirements for capital and MREL; liquidity and funding risks; changes in the credit ratings; the requirements of regulatory stress tests; model risk; sensitivity to accounting policies, judgments, assumptions and estimates; changes in applicable accounting standards; the value or effectiveness of credit protection; the adequacy of NatWest Group’s future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate change and the transitioning to a net zero economy; the implementation of NatWest Group’s climate change strategy, including publication of an initial climate transition plan in 2023 and climate change resilient systems, controls and procedures; climate-related data and model risk; the failure to adapt to emerging climate, environmental and sustainability risks and opportunities; changes in ESG ratings; increasing levels of climate, environmental and sustainability related regulation and oversight; and climate, environmental and sustainability-related litigation, enforcement proceedings and investigations); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; compliance with regulatory requirements; the outcome of legal, regulatory and governmental actions and investigations; the transition of LIBOR other IBOR rates to replacement risk-free rates; and changes in tax legislation or failure to generate future taxable profits).

Forward looking statements continued
Climate and ESG disclosures
Climate and ESG disclosures in this document are not measures within the scope of International Financial Reporting Standards (‘IFRS’), use a greater number and level of judgements, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information in accordance with IFRS. These judgements, assumptions and estimates are highly likely to change over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis, net zero strategy, including the implementation of the initial interation our climate transition plan remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. The process we have adopted to define, gather and report data on our performance on climate and ESG measures is not subject to the formal processes adopted for financial reporting in accordance with IFRS and there are currently limited industry standards or globally recognised established practices for measuring and defining climate and ESG related metrics. As a result, we expect that certain climate and ESG disclosures made in this document are likely to be amended, updated, recalculated or restated in the future. Please also refer to the cautionary statement in the section entitled ‘Climate-related data and other forward-looking statements and metrics’ of the NatWest Group 2022 Climate-related Disclosures Report.

Cautionary statement regarding Non-IFRS financial measures and APMs
NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document may contain financial measures and ratios not specifically defined under GAAP or IFRS (‘Non-IFRS’) and/or alternative performance measures (‘APMs’) as defined in European Securities and Markets Authority (‘ESMA’) guidelines. APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. Non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any Non-IFRS measures and/or APMs included in this document, are not measures within the scope of IFRS, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS measures.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Appendix
RBS\

Non-IFRS financial measures

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures.

1. Go-forward group

Further  progress with respect to the phased withdrawal from the Republic of Ireland has resulted in Ulster Bank RoI continuing operations no longer meeting the IFRS definition of an operating segment.  Therefore Ulster Bank RoI is no longer shown separately and performance on a Go-forward group basis (NatWest Group excluding Ulster Bank RoI) will not be reported going forward. Selected Go-forward group metrics are still included to align with 2022 targets and guidance previously provided and the financial measures in 2022 executive director performance assessment.

Go-forward group income excluding notable items

Go-forward group income excluding notable items is calculated as total income excluding Ulster Bank RoI total income and excluding notable items of the Go-forward group.

The exclusion of notable items aims to remove the impact of one-offs which may distort period-on-period comparisons.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2022	2021	2022	2022	2021
Continuing operations
Total income	13,156	10,429	3,708	3,229	2,602
Less Ulster Bank RoI total income	53	(145)	49	37	(23)
Go-forward group income	13,209	10,284	3,757	3,266	2,579
Less notable items	(146)	(210)	7	168	(62)
Go-forward group income excluding notable items	13,063	10,074	3,764	3,434	2,517

Go-forward group other operating expenses

Other operating expenses is calculated as total operating expenses less litigation and conduct costs. Other operating expenses of the Go-forward group excludes Ulster Bank RoI.

Our cost target for 2022 is based on this measure and we track progress against it.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2022	2021	2022	2022	2021
Continuing operations
Total operating expenses	7,687	7,758	2,138	1,896	2,328
Less litigation and conduct costs	(385)	(466)	(91)	(125)	(190)
Other operating expenses	7,302	7,292	2,047	1,771	2,138
Less Ulster Bank RoI other operating expenses	(654)	(443)	(301)	(110)	(104)
Go-forward group other operating expenses	6,648	6,849	1,746	1,661	2,034

Non-IFRS financial measures

2. Operating expenses - management view

The management analysis of operating expenses shows litigation and conduct costs on a separate line. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort comparisons with prior periods.

	Year ended
	31 December 2022			31 December 2021
	Litigation	Other	Statutory	Litigation	Other	Statutory
	and conduct	operating	operating	and conduct	operating	operating
Operating expenses	costs	expenses	expenses	costs	expenses	expenses
Continuing operations
Staff costs	45	3,671	3,716	—	3,676	3,676
Premises and equipment	—	1,112	1,112	—	1,133	1,133
Depreciation and amortisation	—	833	833	—	923	923
Other administrative expenses	340	1,686	2,026	466	1,560	2,026
Total	385	7,302	7,687	466	7,292	7,758

				Quarter ended
				31 December 2022
				Litigation	Other	Statutory
				and conduct	operating	operating
Operating expenses				costs	expenses	expenses
Continuing operations
Staff costs				16	1,013	1,029
Premises and equipment				—	292	292
Depreciation and amortisation				—	220	220
Other administrative expenses				75	522	597
Total				91	2,047	2,138

				30 September 2022
				Litigation	Other	Statutory
				and conduct	operating	operating
Operating expenses				costs	expenses	expenses
Continuing operations
Staff costs				11	868	879
Premises and equipment				—	286	286
Depreciation and amortisation				—	200	200
Other administrative expenses				114	417	531
Total				125	1,771	1,896

				31 December 2021
				Litigation	Other	Statutory
				and conduct	operating	operating
Operating expenses				costs	expenses	expenses
Continuing operations
Staff costs				—	915	915
Premises and equipment				—	368	368
Depreciation and amortisation				—	310	310
Other administrative expenses				190	545	735
Total				190	2,138	2,328

Non-IFRS financial measures

3. Cost: income ratio

NatWest Group uses cost:income ratio (excl. litigation and conduct) in the Outlook guidance. This is calculated as other operating expenses (total operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.

The calculation of the cost:income ratio (excl. litigation and conduct) is shown below, along with a comparison to cost:income ratio calculated using total operating expenses.

				Central	Total
	Retail	Private	Commercial &	items	NatWest
	Banking	Banking	Institutional	& other	Group
Year ended 31 December 2022	£m	£m	£m	£m	£m
Continuing operations
Total operating expenses	2,593	622	3,744	728	7,687
Less litigation and conduct costs	(109)	(12)	(181)	(83)	(385)
Other operating expenses	2,484	610	3,563	645	7,302

Total income	5,646	1,056	6,413	41	13,156

Cost:income ratio	45.9%	58.9%	58.4%	nm	58.4%
Cost:income ratio (excl. litigation and conduct)	44.0%	57.8%	55.6%	nm	55.5%

Year ended 31 December 2021
Continuing operations
Total operating expenses	2,513	520	3,757	968	7,758
Less litigation and conduct costs	(76)	3	(111)	(282)	(466)
Other operating expenses	2,437	523	3,646	686	7,292

Total income	4,445	816	4,838	330	10,429

Cost:income ratio	56.5%	63.7%	77.7%	nm	74.4%
Cost:income ratio (excl. litigation and conduct)	54.8%	64.1%	75.4%	nm	69.9%

Quarter ended 31 December 2022
Continuing operations
Total operating expenses	658	198	1,031	251	2,138
Less litigation and conduct costs	12	(10)	(42)	(51)	(91)
Other operating expenses	670	188	989	200	2,047

Total income	1,617	310	1,819	(38)	3,708

Cost:income ratio	40.7%	63.9%	56.7%	nm	57.7%
Cost:income ratio (excl. litigation and conduct)	41.4%	60.6%	54.4%	nm	55.2%

Quarter ended 30 September 2022
Continuing operations
Total operating expenses	693	139	893	171	1,896
Less litigation and conduct costs	(63)	(1)	(53)	(8)	(125)
Other operating expenses	630	138	840	163	1,771

Total income	1,475	285	1,657	(188)	3,229

Cost:income ratio	47.0%	48.8%	53.9%	nm	58.7%
Cost:income ratio (excl. litigation and conduct)	42.7%	48.4%	50.7%	nm	54.8%

Quarter ended 31 December 2021
Continuing operations
Total operating expenses	774	155	1,059	340	2,328
Less litigation and conduct costs	(52)	(5)	(47)	(86)	(190)
Other operating expenses	722	150	1,012	254	2,138

Total income	1,164	253	1,168	17	2,602

Cost:income ratio	66.5%	61.3%	90.7%	nm	89.5%
Cost:income ratio (excl. litigation and conduct)	62.0%	59.3%	86.6%	nm	82.2%
Non-IFRS financial measures

4. NatWest Group return on tangible equity

Return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners equity and average intangible assets.

Go-forward group return on tangible equity is calculated as annualised profit for the period less Ulster Bank RoI divided by Go-forward group total tangible equity. Go-forward RWAe applying factor is the Go-forward group average RWAe as a percentage of total Natwest Group average RWAe.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. A reconciliation is shown below including a comparison to the nearest GAAP measure; return on equity. This comprises profit attributable to ordinary shareholders divided by average total equity.

	Year ended or as at		Quarter ended or as at
	31 December	31 December	31 December	30 September	31 December
	2022	2021	2022	2022	2021
NatWest Group return on tangible equity	£m	£m	£m	£m	£m
Profit attributable to ordinary shareholders	3,340	2,950	1,262	187	434
Annualised profit attributable to ordinary shareholders			5,048	748	1,736

Average total equity	38,210	42,727	35,866	36,956	41,887
Adjustment for other owners equity and intangibles	(11,153)	(11,395)	(11,350)	(11,200)	(10,719)
Adjusted total tangible equity	27,057	31,332	24,516	25,756	31,168

Return on equity	8.7%	6.9%	14.1%	2.0%	4.1%
Return on tangible equity	12.3%	9.4%	20.6%	2.9%	5.6%

Go-forward group return on tangible equity
Profit attributable to ordinary shareholders	3,340	2,950	1,262	187	434
Less Ulster Bank RoI loss from continuing operations	723	414	354	156	167
Less loss/(profit) from discontinued operations	262	(464)	56	396	(189)
Go-forward group profit attributable to
ordinary shareholders	4,325	2,900	1,672	739	412
Annualised go-forward group profit attributable
to ordinary shareholders			6,688	2,956	1,648

Average total equity	38,210	42,727	35,866	36,956	41,887
Adjustment for other owners equity and intangibles	(11,153)	(11,395)	(11,350)	(11,200)	(10,719)
Adjusted total tangible equity	27,057	31,332	24,516	25,756	31,168
Go-forward group RWAe applying factor	95%	93%	96%	95%	94%
Go-forward group total tangible equity	25,704	29,139	23,535	24,468	29,176

Return on tangible equity	16.9%	10.0%	28.4%	12.1%	5.6%

Non-IFRS financial measures

5. Segmental return on equity

Segmental return on equity comprises segmental operating profit or loss, adjusted for preference share dividends, paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional tangible equity.

This measure shows the return generated by operating segments on equity deployed.

	Retail	Private	Commercial &
Year ended 31 December 2022	Banking	Banking	Institutional
Operating profit (£m)	2,824	436	2,547
Paid-in equity cost allocation (£m)	(80)	(15)	(187)
Adjustment for tax (£m)	(768)	(118)	(590)
Adjusted attributable profit (£m)	1,976	303	1,770
Average RWAe (£bn)	53.1	11.3	104.0
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.9	1.2	14.6
Return on equity	28.6%	24.5%	12.2%

Year ended 31 December 2021
Operating profit (£m)	1,968	350	2,241
Preference share and paid-in equity cost allocation (£m)	(80)	(20)	(236)
Adjustment for tax (£m)	(529)	(92)	(501)
Adjusted attributable profit (£m)	1,359	238	1,504
Average RWAe (£bn)	36.0	11.2	106.0
Equity factor	14.5%	12.5%	13.0%
Average notional equity (£bn)	5.2	1.4	13.8
Return on equity	26.1%	17.0%	10.9%

	Retail	Private	Commercial &
Quarter ended 31 December 2022	Banking	Banking	Institutional
Operating profit (£m)	872	110	726
Paid-in equity cost allocation (£m)	(20)	(6)	(46)
Adjustment for tax (£m)	(239)	(29)	(170)
Adjusted attributable profit (£m)	613	75	510
Annualised adjusted attributable profit (£m)	2,454	300	2,040
Average RWAe (£bn)	54.4	11.2	106.0
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	7.1	1.2	14.8
Return on equity	34.7%	24.2%	13.7%

Quarter ended 30 September 2022
Operating profit (£m)	666	139	645
Paid-in equity cost allocation (£m)	(20)	(3)	(48)
Adjustment for tax (£m)	(181)	(38)	(149)
Adjusted attributable profit (£m)	465	98	448
Annualised adjusted attributable profit (£m)	1,860	392	1,791
Average RWAe (£bn)	53.0	11.2	105.0
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.9	1.2	14.7
Return on equity	27.0%	31.8%	12.2%

Quarter ended 31 December 2021
Operating profit (£m)	385	110	426
Preference share and paid-in equity cost allocation (£m)	(20)	(5)	(59)
Adjustment for tax (£m)	(102)	(29)	(92)
Adjusted attributable profit (£m)	263	76	275
Annualised adjusted attributable profit (£m)	1,051	302	1,101
Average RWAe (£bn)	36.9	11.3	101.0
Equity factor	14.5%	12.5%	13.0%
Average notional equity (£bn)	5.4	1.4	13.1
Return on equity	19.7%	21.3%	8.3%

Non-IFRS financial measures

6. Bank net interest margin

Bank net interest margin is annualised net interest income, as a percentage of bank average interest-earning assets. Bank average interest earning assets are the average interest earning assets of the banking business of NatWest Group excluding liquid asset buffer.

Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due. The exclusion of liquid asset buffer presents net interest margin on a basis more comparable with UK peers and excludes the impact of regulatory driven factors. A reconciliation is shown below including a comparison to the nearest GAAP measure; net interest margin. This is net interest income as a percentage of average interest earning assets.

	Year ended or as at		Quarter ended or as at
	31 December	31 December	31 December	30 September	31 December
	2022	2021	2022	2022	2021
Go-forward group	£m	£m	£m	£m	£m
Continuing operations
NatWest Group net interest income	9,842	7,535	2,868	2,640	1,922

Annualised NatWest Group net interest income			11,378	10,474	7,625

Average interest earning assets (IEA)	544,162	519,304	538,584	548,008	546,143
Less liquid asset buffer average IEA	(198,927)	(192,036)	(182,797)	(197,304)	(214,412)
Bank average IEA	345,235	327,268	355,787	350,704	331,731

Net interest margin	1.81%	1.45%	2.11%	1.91%	1.40%
Bank net interest margin	2.85%	2.30%	3.20%	2.99%	2.30%

Retail Banking
Net interest income	5,224	4,074	1,505	1,379	1,057
Annualised net interest income			5,971	5,471	4,194

Retail Banking average IEA	210,404	196,043	217,790	212,179	201,546
Less liquid asset buffer average IEA	(19,581)	(16,913)	(20,383)	(20,050)	(18,005)
Adjusted Retail Banking average IEA	190,823	179,130	197,407	192,129	183,541

Retail Banking net interest margin	2.74%	2.27%	3.02%	2.85%	2.28%

Private Banking
Net interest income	777	480	251	211	126
Annualised net interest income			996	837	500

Private Banking average IEA	29,308	27,224	29,140	29,309	28,499
Less liquid asset buffer average IEA	(10,221)	(8,949)	(9,956)	(10,155)	(9,778)
Adjusted Private Banking average IEA	19,087	18,275	19,184	19,154	18,721

Private Banking net interest margin	4.07%	2.63%	5.19%	4.37%	2.67%

Commercial & Institutional
Net interest income	4,171	2,974	1,276	1,131	764
Annualised net interest income			5,062	4,487	3,031

Commercial & Institutional average IEA	245,316	3,270	201,329	205,021	197,148
Less liquid asset buffer average IEA	(119,244)	117,686	(71,039)	(75,216)	(76,769)
Adjusted Commercial & Institutional average IEA	126,072	120,956	130,290	129,805	120,379

Commercial & Institutional net interest margin	3.31%	2.46%	3.89%	3.46%	2.52%

Non-IFRS financial measures

7. Tangible net asset value (TNAV) per ordinary share

TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price.

	Year ended or as at
	31 December	31 December
	2022	2021
Ordinary shareholders’ interests (£m)	32,598	37,412
Less intangible assets (£m)	(7,116)	(6,723)
Tangible equity (£m)	25,482	30,689

Ordinary shares in issue (millions) (1)	9,659	11,272

TNAV per ordinary share (pence)	264p	272p

(1) The number of ordinary shares in issue excludes own shares held.

Performance metrics not defined under IFRS

Metrics based on GAAP measures, included as not defined under IFRS and reported for compliance with the European Securities and Markets Authority (ESMA) adjusted performance measure rules.

1. Loan: deposit ratio

Adjusted loan:deposit ratio is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. Prior periods have been re-presented. This is a common metric used to assess liquidity. The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. A reconciliation is shown below including a comparison to the nearest GAAP measure; loan:deposit ratio. This is calculated as net loans to customers held at amortised cost divided by customer deposits.

	As at
	31 December	31 December
	2022	2021
	£m	£m
Loans to customers - amortised cost	366,340	358,990
Less reverse repos	(19,749)	(25,962)
	346,591	333,028

Customer deposits	450,318	479,810
Less repos	(9,828)	(14,541)
	440,490	465,269

Loan:deposit ratio (%)	81%	75%
Loan:deposit ratio (excl. repos and reverse repos) (%)	79%	72%

2. Loan impairment rate

Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.

3. Funded assets

Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

4. AUMAs

AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking business segment. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers. AUAs comprise third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking. Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional business segments.

This measure is tracked and reported as the amount of funds that we manage or administer directly impacts the level of investment income that we receive.

5. Net new money

Net new money refers to client cash inflows and outflows relating to investment products (this can include transfers from saving accounts). Net new money excludes the impact of EEA resident client outflows following the UK’s exit from the EU and Russian client outflows since Q1 2022.

Net new money is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Retail Banking, Private Banking and Commercial & Institutional Banking.

6. Wholesale funding

Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

7. Third party rates

Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

These metrics help investors better understand our net interest margin and interest rate sensitivity.
Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 17 February 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary